Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LIGAND PHARMACEUTICALS INCORPORATED,

PELICAN ACQUISITION SUB, INC.

and

PFENEX INC.

Dated as of August 10, 2020

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

-iii-

INDEX OF ANNEXES AND SCHEDULES

ANNEXES

Annex A	–	Certain Defined Terms
Annex B	–	Form of Support Agreement
Annex C	–	Form of CVR Agreement

SCHEDULES

Schedule A	–	Knowledge
Schedule 2.6	–	Officers

-iv-

INDEX OF DEFINED TERMS

Term	Section/Reference
401(k) Plan	6.9(a)
401(k) Termination Date	6.9(a)
Acceptable Confidentiality Agreement	Annex A
Acceptance Time	1.1(f)
Accepted Company Shares	2.7(a)(ii)
Acquisition Proposal	Annex A
Acquisition Sub	Preamble
Acquisition Transaction	Annex A
Affiliate	(e)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)
Anti-Corruption Laws	2
Antitrust Law	Annex A
Business Day	Annex A
Cancelled Company Shares	2.7(a)(ii)
Capitalization Date	3.6(a)
Capitalization Representation	1.1(b)(iii)(B)
Certificate of Merger	2.2
Certificates	2.8(c)
Change	Annex A
Chosen Courts	Annex A
Closing	2.3(a)
Closing Date	2.3(a)
Code	Annex A
Collective Bargaining Agreement	1.1.1(b)
Company	Preamble
Company Balance Sheet	Annex A
Company Balance Sheet Date	Annex A
Company Board	Annex A
Company Board Recommendation	Recitals
Company Board Recommendation Change	6.3(a)
Company Business	Annex A
Company Capital Stock	Annex A
Company Common Stock	Annex A
Company Compensation Arrangement	1.1.1(h)
Company Compensation Committee	1.1.1(h)
Company Disclosure Letter	Article III
Company ESPP	Annex A
Company Financial Advisor	Annex A
Company Form 10-K	Article III
Company Intellectual Property	Annex A
Company Material Adverse Effect	Annex A
Company Options	Annex A

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Company Permits	3.21(a)
Company Preferred Stock	Annex A
Company Products	Annex A
Company Proprietary Software	1.1.1(l)
Company Related Parties	8.3(f)(ii)
Company SEC Reports	3.8
Company Securities	3.6(d)
Company Stock Plans	Annex A
Company Stockholders	Annex A
Company Termination Fee	Annex A
Competing Acquisition Transaction	8.3(b)(i)
Confidentiality Agreement	Annex A
Consent	3.5
Continuing Employee	Annex A
Contract	Annex A
D&O Insurance	6.8(c)
Data Protection Laws	Annex A
Decision Period	6.3(a)(i)
Delaware Law	Annex A
DGCL	Recitals
Disposals	5.1(b)(xi)
Dissenting Company Shares	2.7(c)(i)
DOJ	Annex A
DOL	Annex A
Dollars	9.1(e)
Effective Time	2.2
Electronic Delivery	9.16
Employee Plan	1.1.1(a)
Employment Compensation Arrangement	1.1.1(h)
Enforceability Limitations	3.2
Environmental Law	Annex A
Environmental Permits	Annex A
ERISA	Annex A
ERISA Affiliate	1.1.1(a)
Exchange Act	Annex A
Exchange Fund	2.8(b)
Expiration Time	1.1(e)(i)
FDA	3.21(a)
Filing	3.5
Final Purchase	2.7(e)
FTC	Annex A
Fundamental Representations	1.1(b)(iii)(B)
GAAP	Annex A
Government Official	6
Governmental Authority	Annex A
Grant Date	3.6(c)

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Hazardous Materials	Annex A
Health Care Laws	Annex A
HIPAA	Annex A
HSR Act	Annex A
In-The-Money Company Option	Annex A
Indemnified Persons	6.8(a)
Intellectual Property	Annex A
Intervening Event	Annex A
Intervening Event Notice	6.3(a)(ii)
IRS	Annex A
IT Systems	1.1.1(k)
Knowledge	Annex A
Law	Annex A
Leased Real Property	3.13(b)
Leases	3.13(b)
Legal Proceeding	Annex A
Lien	Annex A
Lookback Date	3.8
Material Contract	3.12(a)
Maximum Annual Premium	6.8(c)
Merger	Recitals
Merger Consideration	2.7(a)(i)
Minimum Condition	1.1(b)(i)
New Plans	6.9(e)
Offer	Recitals
Offer Documents	1.1(g)(i)
Offer Price	Recitals
Offer to Purchase	1.1(a)
Option Consideration	1.1.1(a)(ii)
Order	Annex A
Out-Of-The-Money Company Option	Annex A
Parent	Preamble
Parent Disclosure Letter	Article IV
Party	Preamble
Patents	Annex A
Payment Agent	2.8(a)
Permits	3.18
Permitted Liens	Annex A
Person	Annex A
Personal Information	Annex A
Proposal Amendment Notice	6.3(a)(i)
Registered Intellectual Property	Annex A
Regulatory Documentation	3.21(c)
Release	Annex A
Representatives	Annex A
Requisite Stockholder Approval	3.3

-vii-

Safety Actions	3.21(e)
Sarbanes-Oxley Act	Annex A
Schedule 14D-9	1.2(b)
Schedule TO	1.1(g)(i)
SEC	Annex A
Securities Act	Annex A
Stockholder List Date	1.2(c)
Subsidiary	Annex A
Superior Proposal	Annex A
Superior Proposal Notice	6.3(a)(i)
Support Agreement	Recitals
Surviving Corporation	2.1
Tax	Annex A
Tax Return	Annex A
Tax Returns	1.1.1(a)
Taxing Authority	Annex A
Termination Date	8.1(b)
Trademarks	Annex A
Uncertificated Shares	2.8(c)
United States Real Property Holding Corporation	1.1.1(c)
WARN Act	1.1.1(f)
Written	9.1(i)

-viii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated August 10, 2020, is by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Parent”), Pelican Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”), and Pfenex Inc., a Delaware corporation (the “Company”). Each of Parent, Acquisition Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement but not defined in this Agreement shall have the respective meanings ascribed thereto in Annex A.

RECITALS

A. It is proposed that Acquisition Sub shall commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Company Common Stock (other than the Cancelled Company Shares) for (i) $12.00 per share, net to the holder thereof, subject to reduction for any applicable withholding Taxes payable in respect thereof, in cash (such amount, or any different amount per share that may be paid pursuant to the Offer, being hereinafter referred to as the “Cash Portion”), and (ii) the contractual right pursuant to the Contingent Value Rights Agreement in the form attached hereto as Annex C (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment upon the achievement of a certain milestone as set forth in the CVR Agreement, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), all upon the terms and subject to the conditions set forth in this Agreement;

B. It is also proposed that, as soon as practicable following the consummation of the Offer, Acquisition Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each share of Company Common Stock that is not tendered and accepted pursuant to the Offer (other than Cancelled Company Shares and Dissenting Company Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a wholly-owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in this Agreement;

C. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

D. The Company Board has (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and agreements contained in this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained in this Agreement, and (iv) resolved to recommend that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock to Acquisition Sub pursuant to the Offer (the “Company Board Recommendation”);

E. The respective boards of directors of each of Parent and Acquisition Sub have (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Parent and Acquisition Sub, and their respective stockholders, (ii) determined that it is in the best interests of Parent and Acquisition Sub, respectively, and their respective stockholders, and declared it advisable, to enter into this Agreement, and (iii) approved the execution and delivery of this Agreement by Parent and Acquisition Sub, respectively, the performance by Parent and Acquisition Sub, respectively, of their respective covenants and agreements contained in this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained in this Agreement; and

F. Concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Acquisition Sub to enter into this Agreement, certain directors and officers of the Company, in their respective capacities as stockholders of the Company, are entering into tender and support Agreements with Parent in substantially the form attached hereto as Annex B (each, a “Support Agreement” and collectively, the “Support Agreements”) pursuant to which the signatories thereto are agreeing to tender their Company Common Stock into the Offer and to take (and refrain from taking) certain other actions in connection with the transactions contemplated by this Agreement, including supporting any actions necessary to consummate the Merger.

AGREEMENT

The Parties therefore agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Offer Commencement. Provided that this Agreement shall not have been terminated pursuant to Article VIII, and subject to the conditions set forth in Section 1.1(b), as promptly as practicable after the date of this Agreement (but in no event more than 15 Business Days thereafter), Acquisition Sub shall (and Parent shall cause Acquisition Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the shares of Company Common Stock (other than Cancelled Company Shares) at a price per share, subject to the terms of Section 1.1(d), equal to the Offer Price. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Stockholders and contains the terms and conditions set forth in this Agreement, including Section 1.1(b).

(b) Offer Conditions. Notwithstanding any other provisions of the Offer, but subject to compliance with the terms and conditions of this Agreement, in addition to (and not in limitation of) the obligations of Acquisition Sub to extend the Offer pursuant to the terms and conditions of this Agreement, Acquisition Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Acquisition Sub to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer)), pay for any shares of Company Common Stock that are validly tendered in the Offer and not withdrawn prior to the expiration of the Offer in the event that, at or prior to the Expiration Time:

(i) there shall not have been validly tendered and not withdrawn in accordance with the terms of the Offer a number of shares of Company Common Stock that, together with the shares of Company Common Stock then owned by Parent and Acquisition Sub (if any), represents at least a majority of all then outstanding shares of Company Common Stock (excluding shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”);

(ii) any waiting period (and extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall not have expired or been terminated; or

(iii) any of the following shall have occurred and continue to exist as of immediately prior to Expiration Time:

(A) any Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the scheduled expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger or (ii) issued or granted any Order that is in effect as of immediately prior to the scheduled expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the Offer or the Merger;

(B) (1) any representation or warranty of the Company contained in Section 3.11(a) (Absence of Certain Changes) shall fail to be true and correct in all respects, as of the date of the Agreement and as of the Expiration Time with the same force and effect as if made on and as of such date; (2) any of the representations and warranties set forth in Sections 3.1 (Organization; Good Standing), 3.2 (Corporate Power; Enforceability), 3.3 (Requisite Stockholder Approval), 3.25 (Brokers), 3.26 (Opinion of Financial Advisor) and 3.27 (State Anti-Takeover Statutes) (collectively, the “Fundamental Representations”) shall not be true and correct in all material respects (disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties) as of the date of the Agreement and as of the Expiration Time as though made as of the Expiration Time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all material respects as of such specified date); (3) the representations and warranties set forth in Section 3.6 (Company Capitalization) (the “Capitalization Representation”) shall not be true and correct where the failure to be true and correct would reasonably be expected to result in cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, of more than $1,250,000) as of the date of the Agreement and as of the Expiration Time, as though made as of the Expiration Time, and (4) any of the representations and warranties of the Company set forth in this Agreement (other than the representations in Section 3.11(a)), the Fundamental Representations or the Capitalization Representation), disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties, shall not be true and correct in all respects as of the date of the Agreement and as of the Expiration Time, as though made as of the Expiration Time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct as of such specified date), except in the case of this clause (4), except where the failure of such representations and warranties not to be true and correct (disregarding any “materiality,” “Company Material Adverse Effect” or other similar qualifications set forth in all such representations or warranties) have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect;

(C) the Company shall have failed to perform in all material respects the obligations, agreements or covenants that are to be performed or complied with by it under this Agreement at or prior to the Expiration Time;

(D) a Company Material Adverse Effect shall have arisen or occurred following the execution and delivery of this Agreement that is continuing at or prior to the Expiration Time;

(E) this Agreement shall have been properly and validly terminated in accordance with its terms; or

(F) the Company shall not have delivered to Parent a certificate, signed by an executive officer of the Company, certifying that the conditions set forth in clauses (B), (C) and (D) above have been duly satisfied.

(c) Waiving Conditions. Acquisition Sub expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth in this Agreement, without the prior written consent of the Company, in its sole discretion, Acquisition Sub may not (and Parent shall not permit Acquisition Sub to) (i) waive the Minimum Condition, the condition set forth in Section 1.1(b)(ii) or the condition set forth Section 1.1(b)(iii)(A), or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of shares of Company Common Stock sought in the Offer, other than in the manner required by Section 1.1(d), (C) extends the Offer, other than in a manner required or permitted by the provisions of Section 1.1(e), (D) imposes conditions to the Offer other than those set forth in Section 1.1(b), (E) modifies the conditions set forth in Section 1.1(b) in any manner materially adverse to the holders of shares of Company Common Stock, (F) amends the terms of the CVR Agreement in any manner that is adverse to the holders of shares of Company Common Stock or In-the-Money Company Options, or (G) amends any other term or condition of the Offer in any manner that is materially adverse to the holders of shares of Company Common Stock.

(d) Adjustments to the Offer Price. Subject to the terms of this Agreement, the Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date of this Agreement and prior to the Acceptance Time.

(e) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight, New York Time, on the date that is 20 Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (as such date and time may be extended, the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement, unless this Agreement has been terminated in accordance with its terms:

(A) Acquisition Sub shall (and Parent shall cause the Acquisition Sub to) extend the Offer for the minimum period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or NYSE American, in any such case which is applicable to the Offer;

(B) in the event that any the conditions to the Offer, other than the Minimum Condition, are not satisfied or waived (if permitted hereunder) as of any then scheduled expiration of the Offer, Acquisition Sub may (and, if requested by the Company, shall) extend the Offer for successive extension periods of up to 10 Business Days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions to the Offer; and

(C) in the event that all of the conditions to the Offer set forth in Section 1.1(b) have been satisfied or waived (if permitted hereunder), except that the Minimum Condition has not been satisfied, as of any then scheduled expiration of the Offer, Acquisition Sub shall extend the Offer for an extension period of ten Business Days (or any longer period as may be approved in advance by the Company), it being understood and agreed that Acquisition Sub shall not be required to extend the Offer pursuant to this clause (C) on more than two occasions, but may, in its sole and absolute discretion, elect to do so;

provided, however, that (1) the foregoing clauses (A), (B) or (C) of this Section 1.1(e)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Article VIII, and (2) in no event shall Parent or Acquisition Sub be required to extend the Offer beyond the Termination Date.

(iii) Neither Parent nor Acquisition Sub shall extend the Offer or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act in any manner other than pursuant to and in accordance with the provisions of Section 1.1(e)(ii) without the prior written consent of the Company.

(iv) Neither Parent nor Acquisition Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer without the prior written consent of the Company or unless this Agreement is validly terminated in accordance with Article VIII, in which case Acquisition Sub shall (and Parent shall cause Acquisition Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement.

(f) Payment for Shares of Company Common Stock. On the terms and subject to satisfaction or waiver by Acquisition Sub of the conditions set forth in this Agreement and the Offer as of the Expiration Time, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) accept for payment, and pay for, all shares of Company Common Stock that are validly tendered and not withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) promptly after the Expiration Time (as it may be extended in accordance with Section 1.1(e)(ii)) (such time, the “Acceptance Time”). Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Acquisition Sub on a timely basis the funds necessary to pay for any shares of Company Common Stock that Acquisition Sub becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Acquisition Sub shall not accept for payment or pay for any shares of Company Common Stock if, as a result, Acquisition Sub would acquire less than the number of shares of Company Common Stock necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each share of Company Common Stock validly tendered and not withdrawn pursuant to the Offer shall be paid net to the holder thereof in cash, subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall register the transfer of Company Common Stock accepted for payment effective immediately after the Acceptance Time; provided that Acquisition Sub pays for such Company Common Stock at or immediately after such transfer.

(g) Schedule TO; Offer Documents. As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Acquisition Sub shall:

(i) prepare and file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”), which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all supplements and amendments thereto, the “Offer Documents”);

(ii) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to NYSE American in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv) cause the Offer Documents to be disseminated to all holders of shares of Company Common Stock as and to the extent required by the Exchange Act.

Subject to the provisions of Section 6.3, the Offer Documents may include a description of the determinations, approvals and recommendations of the Company Board set forth in Section 1.2(a) and Section 6.3 that relate to the Offer. The Company shall furnish in writing to Parent and Acquisition Sub all information concerning the Company that is required by applicable Law or reasonably requested by Parent or Acquisition Sub to be included in the Offer Documents so as to enable Parent and Acquisition Sub to comply with their obligations under this Section 1.1(g). Parent, Acquisition Sub and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents in order to satisfy applicable Laws. Each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Acquisition Sub shall take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC and to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or NYSE American. Parent and Acquisition Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Acquisition Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Acquisition Sub shall provide in writing to the Company and its counsel any and all comments or other communications, whether written or oral, that Parent, Acquisition Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after such receipt, and Parent and Acquisition Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Acquisition Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel) and to participate in any discussions with the SEC or its staff regarding any such comments.

(h) CVR Agreement. Parent and Rights Agent shall, at or prior to the Acceptance Time, duly authorize, execute and deliver the CVR Agreement.

1.2 Company Actions.

(a) Company Determinations, Approvals and Recommendations. The Company approves and consents to the Offer and represents and warrants to Parent and Acquisition Sub that, at a meeting duly called and held prior to the date of this Agreement, the Company Board has, upon the terms and subject to the conditions set forth in this Agreement, unanimously:

(i) determined that the terms of the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders;

(ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement;

(iii) assuming the accuracy of the representations in Section 4.7, taken as of the date hereof, and determined to take at all times on or prior to the Effective Time, all actions so that the restrictions contained in Section 203 of the DGCL applicable to “business combinations” (as defined in Section 203(c) of the DGCL) are and will be inapplicable to the execution, delivery and performance of this Agreement and the Support Agreements, and to the consummation of the Offer, the Merger and the other transactions contemplated thereby;

(iv) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained in this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained in this Agreement; and

(v) resolved to make the Company Board Recommendation; provided, however, that the Company Board or any authorized committee thereof may effect a Company Board Recommendation Change solely in accordance with the terms of this Agreement.

The Company hereby represents and warrants to Parent and Acquisition Sub that none of the foregoing resolutions of the Company Board have been amended, rescinded or modified as of the date hereof. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents, unless the Company Board or any authorized committee thereof has effected a Company Board Recommendation Change.

(b) Schedule 14D-9. The Company shall (i) file with the SEC, as promptly as practicable on the date that the Offer is first commenced, following the filing by Parent and Acquisition Sub of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing the Company Board Recommendation and a notice of appraisal rights in accordance with Section 262 of the DGCL and (ii) take all reasonable steps necessary to disseminate the Schedule 14D-9 to the Company Stockholders as and to the extent required by Rule 14D-9 promulgated under the Exchange Act and any other applicable US federal securities Laws. Prior to such filing and dissemination, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company shall cause the Schedule 14D-9 to comply as to the form in all material respects with the requirements of applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of shares of Company Common Stock together with the Offer Documents. Each of Parent and Acquisition Sub shall furnish in writing to the Company all information concerning Parent and Acquisition Sub that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(b). Parent, Acquisition Sub and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws. The Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Acquisition Sub and their counsel (it being understood that Parent, Acquisition Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide in writing to Parent, Acquisition Sub and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and the Company shall provide Parent, Acquisition Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Acquisition Sub and their counsel) and to participate in any discussions with the SEC or its staff regarding any such comments. Unless the Company Board or any authorized committee thereof has effected a Company Board Recommendation Change, the Company shall include the Company Board Recommendation in the Schedule 14D-9.

(c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, furnish Parent and Acquisition Sub with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of shares of Company Common Stock, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of shares of Company Common Stock, and lists of security positions of shares of Company Common Stock held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions) (the date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Acquisition Sub (and their respective agents) shall:

(i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii) use such information only in connection with the Offer and the Merger; and

(iii) if (A) this Agreement shall be terminated pursuant to Article VIII, and (B) Parent and Acquisition Sub shall withdraw the Offer, promptly return (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, the separate corporate existence of Acquisition Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Acquisition Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Acquisition Sub and the Company and specified in the Certificate of Merger, being referred to in this Agreement as the “Effective Time”). The Merger shall be governed by Section 251(h) of the DGCL. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Acquisition Sub shall, or shall cause or permit any of their respective Affiliates or representatives to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

2.3 The Closing.

(a) Closing Date and Location. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 12235 El Camino Real, San Diego, California 92130, as promptly as practicable following the Acceptance Time, and in any case no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder and by applicable Law) of the last to be satisfied or waived (to the extent permitted hereunder and by applicable Law) of the conditions set forth in Article VII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted hereunder and by applicable Law) of those conditions), or at such other location, date and time as Parent, Acquisition Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant to this Agreement is referred to in this Agreement as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.8(a), the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Acquisition Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation (subject to the provisions of Section 6.8(a)); provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be “Pfenex Inc.”

(b) Bylaws. At the Effective Time, subject to the provisions of Section 6.8(a), the bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to the provisions of Section 6.8(a)).

2.6 Directors and Officers.

(a) Directors. The Parties hereto shall take all necessary action to cause the directors of Acquisition Sub immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the sole members of the board of directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

(b) Officers. The Parties hereto shall take all necessary action to cause the individuals set forth on Schedule 2.6(b) to be, effective as of the Effective Time, appointed as the sole officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal.

2.7 Effect on Capital Stock and Equity Awards.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Company Common Stock. Each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than (A) Cancelled Company Shares, (B) Accepted Company Shares, and (C) any Dissenting Company Shares) shall be automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon, upon the surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10).

(ii) Excluded Company Common Stock. Each share of Company Common Stock owned by Parent, Acquisition Sub or the Company, or by any wholly-owned Subsidiary of Parent or Acquisition Sub, in each case immediately prior to the commencement of the Offer (“Cancelled Company Shares”), irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”) shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Capital Stock of Acquisition Sub. Each share of common stock, par value $0.001 per share, of Acquisition Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Acquisition Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Adjustment to the Merger Consideration. Subject to the terms of this Agreement, the Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock but excluding, for the avoidance of doubt, the granting or other issuance of Company Options in the ordinary course of business), reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(c) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who shall neither have voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.7(a), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Company Shares. At the Effective Time, the Dissenting Company Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each Company Stockholder who holds Dissenting Company Shares shall cease to have any rights with respect thereto, except the right to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.8.

(ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to be consulted on all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.

(d) Company Options.

(i) Upon the terms and subject to the conditions set forth in this Agreement, effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, or the holders thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, shall be accelerated in full.

(ii) Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company, or the holders thereof, each In-The-Money Company Option that remains outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive, with respect to each share of Company Common Stock subject to such In-The-Money Company Option, upon the terms of this Agreement, an amount in cash, without interest, equal to (A) the excess, if any, of (1) the Cash Portion over (2) the per share exercise price of such In-The-Money Company Option, plus (B) the CVR Portion (collectively, the “Option Consideration”), subject, in each case, to applicable Tax withholdings. The CVR Portion in respect of each In-The-Money Company Option shall be subject to the same terms and conditions as applicable to the CVR Portion in respect of Company Common Stock generally.

(iii) Parent shall cause the Surviving Corporation to pay to the former holder of each such cancelled In-The-Money Company Option, in accordance with its normal payroll processes, as promptly as practicable (and in no event later than the first payroll date of the Surviving Corporation after the Effective Time), the foregoing payments to which such holder is entitled pursuant to this Section 2.7(d). For the avoidance of doubt, with respect to any Out-of-The Money Company Option, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Acquisition Sub, the Company, the Surviving Corporation or the holders thereof, such Out-of-The Money Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof (and, for the avoidance of doubt, shall also not be eligible to receive the CVR Portion).

(iv) The Company shall send a written notice in a form provided in advance, and reasonably acceptable to Parent, to each holder of an outstanding Company Option in accordance with the Company Stock Plans that shall inform such holder of the treatment of the Company Options, as applicable, provided in this Section 2.7.

(e) Employee Stock Purchase Plan. Effective as of no later than immediately preceding the Effective Time, the Company shall have terminated the Company ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company’s ESPP) shall adopt such resolutions with respect to the Company ESPP to provide that (i) all outstanding purchase rights under the Company ESPP shall automatically be exercised, in accordance with the terms of the Company ESPP, no later than one Business Day prior to the Effective Time (the “Final Purchase”), (ii) the Company ESPP shall terminate with such purchase and no further purchase rights will be granted under the Company ESPP thereafter, (iii) each individual participating in the Company ESPP shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of this Agreement, or (y) to make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iv) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement, and (v) the Administrator (as defined in the Company ESPP) will notify each participant in writing or electronically prior to the Final Purchase, that the exercise date for the participant’s option has been changed to the date of the Final Purchase and that the Participant’s option will be exercised automatically on the date of the Final Purchase. All shares of Company Common Stock purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(f) Implementation. As soon as reasonably practicable following the date hereof, and in any event prior to the Expiration Time, the Company Board or a committee thereof shall adopt resolutions and use its commercially reasonable efforts to take such other actions as may be required to effectuate the transactions contemplated by Sections 2.7(d) and 2.7(e) under the Company Stock Plans, all Company Option agreements, the Company ESPP, and any other plan or arrangement of the Company.

2.8 Exchange of Certificates.

(a) Payment Agent. Prior to the Acceptance Time, Parent shall, at its sole cost and expense, (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”) and to act as rights agent (in such capacity, the “Rights Agent”) under the CVR Agreement and (ii) enter into a payment and rights agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent and Rights Agent.

(b) Exchange Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled under this Article II (which, for the avoidance of doubt, shall not include the Option Consideration). Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of any agency or instrumentality of the United States of America and backed by the full faith and credit of the United States of America with a maturity of no more than 30 days (such cash amount being referred to in this Agreement as the “Exchange Fund”) provided that Parent shall not be required to deposit the funds related to the CVR Portion with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Any interest and other income resulting from such investments of the Exchange Fund shall be paid to Parent or the Surviving Corporation, as Parent directs. To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by this Article II, or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by this Article II for any reason, then Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make such payments contemplated by this Article II.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) and (ii) book-entry security entitlements to or other uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7 (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent), and/or (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate that were converted into the right to receive the Merger Consideration pursuant to Section 2.7, by (y) the Merger Consideration (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.7, by (y) the Merger Consideration (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Payment Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. In the event that a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, and established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Payment Agent, the Rights Agent, Parent, Acquisition Sub, any Affiliate of Parent, and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and pay to the applicable Taxing Authority such amounts that each of the Payment Agent, the Rights Agent, Parent, Acquisition Sub, any Affiliate of Parent, or the Surviving Corporation is required to deduct or withhold with respect to the making of such payment under the Code or any other provision of applicable Tax Laws. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, Acquisition Sub, the Surviving Corporation nor any other Party shall be liable to a holder of shares of Company Common Stock in respect of any amounts that would otherwise have been payable in respect of any Certificates or Uncertificated Shares from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including any interest or other amounts earned with respect thereto) that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is nine months after the Effective Time shall be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such shares of Company Common Stock that were issued and outstanding immediately prior to the Merger for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

2.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving

Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation shall be required to deliver shares of Company Common Stock or other capital stock of the Company, Parent or the Surviving Corporation to any Person as a result of the exercise of or in settlement of Company Options, and that such Company Options shall be cancelled and the holders of such Company Options shall only be entitled to receive the consideration, if any, provided to them under Section 2.7 and shall not have any other rights or remedies with respect thereto.

2.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof (in form and substance reasonably satisfactory to the Surviving Corporation), the Merger Consideration payable in respect thereof pursuant to Section 2.7; provided that Parent or the Payment Agent may, in its discretion and as condition to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.11 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, the directors and officers of the Company and Acquisition Sub shall take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (which disclosure in the Company Disclosure Letter shall be deemed to qualify or provide disclosure in response to (A) section or subsection of this Article III that corresponds to the section or subsection of the Company Disclosure Letter in which any such disclosure is set forth and (B) any other section or subsection of this Article III to the extent that its relevance of such section or subsection is reasonably apparent on the face of such disclosure), or (ii) as disclosed in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2019 (the “Company Form 10-K”) and any Company SEC Reports filed with or furnished to the SEC by the Company since the date of the filing of the Company Form 10-K and publicly disseminated via the SEC’s EDGAR service prior to the date of this Agreement (other than disclosures contained or referenced in this Agreement under the captions “Risk Factors” and any other disclosures contained or referenced in this Agreement of information, factors or risks that are predictive, cautionary or forward-looking in nature and provided that nothing in such Company SEC Reports shall be deemed to modify or qualify the representations and warranties set forth in Section 3.2 and Section 3.6), the Company represents and warrants to Parent and Acquisition Sub as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under Delaware Law, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature or conduct of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws as currently in effect for the Company. The Company is in compliance in all material respects with its certificate of incorporation and bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, to consummate the transactions contemplated in this Agreement. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated in this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated in this Agreement, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (the “Enforceability Limitations”).

3.3 Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that, absent Section 251(h) of the DGCL, would have been necessary under applicable Law and the Company’s certificate of incorporation and bylaws to adopt this Agreement and consummate the Merger.

3.4 Non-Contravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated in this Agreement do not and will not, directly or indirectly (a) violate or conflict with any provision of the certificate of incorporation or bylaws of the Company, (b) subject to obtaining such Consents set forth in

Section 3.4 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or require any notice, consent, waiver or approval of, or result in the termination of, cancellation of, modification or accelerate the performance required by, or result in a right of termination, cancellation, modification or acceleration under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which any of its assets or properties may be bound, (c) assuming the Filings and Consents referred to in Section 3.5 are obtained or made and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law or Order applicable to the Company or by which any of their properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5 Required Governmental Approvals. No consent, clearance, approval, waiting period or review period expiration or termination, action or non-action, waiver, Order or authorization from, (any of the foregoing being referred to in this Agreement as a “Consent”), or filing, registration, notification or application with (any of the foregoing being referred to in this Agreement as a “Filing”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated in this Agreement, except (a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company is qualified to do business, (b) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, (c) Filings and Consents required under, and compliance with any other applicable requirements of, the HSR Act, and (d) such other Filings and Consents, the failure of which to make or obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock, and (ii) 10,000,000 shares of Company Preferred Stock. As of the close of business in San Diego, California on August 5, 2020 (such time and date, the “Capitalization Date”): (A) 34,296,593 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Preferred Stock were issued and outstanding, and (C) no shares of Company Capital Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Stock Reservation. As of the Capitalization Date, there were (i) 2,620,336 shares of Company Common Stock reserved for future issuance under the Company Stock Plans and not subject to outstanding Company Options, (ii) 4,754,951 shares of Company Common Stock reserved for future issuance pursuant to the exercise of outstanding Company Options, and (iii) 1,529,155 shares of Company Common Stock reserved for future issuance under the Company

ESPP, of which a maximum of 35,700 shares will be issued with respect to the purchase period in effect under the Company ESPP on the date of this Agreement. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) Company Options. Section 3.6(c) of the Company Disclosure Letter contains a true and complete list of all issued and outstanding Company Options as of the close of business on the Capitalization Date including (i) the name and employee identification number of each award holder (except as prohibited by applicable Laws), (ii) the grant date of each award (the “Grant Date”) and the expiration date, (iii) the total number of shares of Company Common Stock subject to each such award, (iv) the exercise price of each Company Option, (v) the vesting schedule and vested status of each such award and (vi) whether it is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. All Company Options were granted under a Company Stock Plan and are evidenced by award agreements, in each case in the forms made available by the Company to Parent, and no award agreement contains terms that are inconsistent with or in addition to such forms. Each grant of a Company Option was duly authorized no later than the Grant Date of such award by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes. Each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of any stock exchange on which the Company Common Stock is traded. The per share exercise price of each Company Option was equal to no less than the fair market value of a share of Company Common Stock on the applicable Grant Date (as determined in accordance with the terms of the applicable Company Stock Plan and Section 409A of the Code).

(d) Company Securities. Except for the Company Options set forth in Section 3.6(c) of the Company Disclosure Letter and the right of employees of the Company to purchase shares of Company Common Stock pursuant to the Company ESPP, as of the Capitalization Date, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, calls, warrants, agreements or other rights to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) or other ownership interests in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the Company Common Stock, Company Preferred Stock and Company Options, being referred to collectively as “Company Securities”) and (v) no other obligations of the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates the Company to repurchase, redeem or otherwise acquire any Company Securities.

(e) No Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company. All outstanding securities of the Company have been duly authorized, offered and validly issued in compliance in all material respects with all applicable Laws, including the Securities Act and “blue sky” Laws, are fully paid and nonassessable and are free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of Company Common Stock may vote.

3.7 Subsidiaries. The Company does not have any Subsidiaries.

3.8 Company SEC Reports. Since January 1, 2018 (the “Lookback Date”), the Company has timely filed with or furnished to the SEC all forms, reports, statements and other documents that have been required to be filed or furnished by it under applicable Laws (all such forms, reports, statements and other documents, together with all exhibits and schedules thereto, the “Company SEC Reports”). As of its filing date (or, if amended or superseded by a filing made at least two Business Days prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company SEC Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed, and (b) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made in this Agreement, in the light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report and the statements contained in each such certification are complete and correct in all material respects. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date of this Agreement, (i) to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC investigation and (ii) there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. Company Financial Statements.

3.9 Company Financial Statements.

(a) The consolidated financial statements of the Company filed with the Company SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or, with respect to any unaudited interim financial statements, as permitted by the SEC’s rules and forms), and (iii) fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim financial statements, to normal year-end adjustments that are not material in amount). The books of account and other financial records of the Company are true and complete in all material respects.

(b) Disclosure Controls and Procedures. The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act), which are reasonably designed to ensure that information required to be disclosed by the Company in the Company SEC Reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(c) Internal Controls.

(i) The Company has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act), which are sufficient in providing reasonable assurance regarding the reliability of financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company.

(ii) Since the Lookback Date, to the Knowledge of the Company, neither the Company nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiencies and material weakness in the system or operation of internal accounting controls utilized by the Company which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, or (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company.

(iii) The Company is not a party to, or has any obligation or other commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K under the Securities Act)) where the purpose or effect of such Contract is to avoid disclosure of any material transaction involving the Company, including material liabilities of the Company, in the Company’s consolidated financial statements and the Company SEC Reports.

3.10 No Undisclosed Liabilities. The Company does not have any liabilities of any nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than (a) liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company included in the Company SEC Reports filed prior to the date of this Agreement, (b) liabilities incurred under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business, and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.11 Absence of Certain Changes.

(a) No Company Material Adverse Effect. Since the Company Balance Sheet Date through the date of this Agreement, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company has been conducted, in all material respects, in the ordinary course of business, and there has not been or occurred any Company Material Adverse Effect.

(b) Forbearance. Since the Company Balance Sheet Date through the date of this Agreement, the Company has not taken any action that would be prohibited by clauses (i), (ii), (iii) (iv), (v), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xiv), (xvi) or (xvii) (solely with respect to the foregoing clauses) of Section 5.1(b) if proposed to be taken after the date of this Agreement without the prior consent of Parent.

3.12 Material Contracts.

(a) Material Contracts. Except for this Agreement, Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of all Material Contracts to or by which the Company is a party as of the date of this Agreement. For all purposes of and under this Agreement, a “Material Contract” means any of the following to which the Company is a party or by which any assets or properties of the Company are bound as of the date of this Agreement other than Employee Plans listed on Section 3.16 of the Company Disclosure Letter:

(i) each Contract that limits in any material respect the freedom of the Company (or which by its terms would so limit the freedom of Parent and its Subsidiaries after the Effective Time) (A) to compete in any line of business, therapeutic area or geographic region, or with any Person, including any Contract that requires the Company to work exclusively with any Person in any line of business, therapeutic area or geographic region, or (B) to sell, supply or distribute any service or product (including any non-compete, requirements, exclusivity or “most favored nation” provisions);

(ii) any partnership, joint venture, strategic alliance, collaboration, co-promotion or research and development project Contract;

(iii) any Contract for supply or manufacturing of any Company Product;

(iv) any Contract under which clinical or non-clinical data is generated that would need to be included in any regulatory approval (or filing or application therefor) in respect of a Company Product;

(v) any Contract that (A) grants any third party any license, covenant not to sue or other rights and options to such rights thereof, to develop, manufacture, commercialize, including make, have made, use, sell, have sold, offer for sale, and otherwise exploit any Company Product or Company Intellectual Property (except for non-disclosure agreements, employee assignment agreements and material transfer agreements based on forms which has been made available to the Parent) or (B) grants any third party any right of first refusal or similar right to acquire exclusive rights or ownership with respect to any Company Product or Company Intellectual Property;

(vi) any Contract that obligates the Company to indemnify a third party with respect to infringements of proprietary rights, including Intellectual Property rights, of another third party (other than any form agreement entered into in the ordinary course of business and which form has been made available to the Parent);

(vii) any Contract (excluding (A) licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms and (B) service Contracts related to preclinical or clinical development of any pharmaceutical product to the extent the licenses contained therein are incidental to such Contracts, immaterial, nonexclusive and granted in the ordinary course of business) under which Company is granted any license, option or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party;

(viii) any Contract involving the development or assignment of any technology or any Intellectual Property, independently or jointly, by or for the Company, other than Contracts entered into pursuant to the Company’s form employment, confidentiality, and invention assignment agreements (a copy of each of which has been made available to the Parent) between the Company and an employee of the Company regarding the development or assignment of technology or Intellectual Property by such employee;

(ix) any Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding in writing (or series of related, claims actions or proceedings) (A) which (x) will involve payments after the date of this Agreement, or involved payments, in excess of $500,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on Parent or any Subsidiary of Parent or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(x) each Contract pursuant to which the Company is obligated to pay, or entitled to receive, payments in excess of $500,000 in the past 12 months or in any prospective 12 month period following the date of this Agreement, which, with respect to Contracts where Company is required to pay such amount, cannot be terminated by the Company on less than 60 days’ notice without material payment or penalty, other than ordinary course product or active ingredient purchase contracts;

(xi) each Contract relating to outstanding indebtedness of the Company for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $250,000;

(xii) each definitive Contract providing for (A) any acquisition, divestiture, merger or similar transaction with respect to material assets, a material business or a material amount of capital stock or other equity interests of another Person that has been completed in the five year period immediately preceding the date hereof and contains representations, covenants, indemnities or other obligations that are still in effect, or (B) the acquisition or disposition, directly or indirectly (by merger, purchase or sale of stock or assets or otherwise) of material assets, a material business or a material amount of capital stock or other equity interests of another Person that has not yet been consummated;

(xiii) each Contract between the Company, on the one hand, and any officer, director or affiliate of the Company or any of its respective “associates” (as such term is defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify or hold harmless such officer, director or affiliate, but not including the certificate of incorporation or bylaws of the Company;

(xiv) provides for material “earn-outs” or other material contingent payments by the Company other than those with respect to which there are no further obligations under such provisions;

(xv) is with any Governmental Authority;

(xvi) involves a grant to any Person of any right of first offer or right of first refusal to purchase, lease, sublease, use, possess or occupy all or any substantial part of any material assets, rights or properties of the Company;

(xvii) any collective bargaining agreement or other material Contract with any labor union;

(xviii) any Contract relating to any retention, change in control or transaction bonus or severance or other termination obligation to any current or former employee, individual, consultant, officer or director of the Company;

(xix) excluding any (a) at-will employment agreement, and (b) independent contractor agreement that can be canceled without penalty on less than 30 days’ notice, any Contract requiring payments by the Company after the date of this Agreement in excess of $150,000 pursuant to its express terms with any current or former employee, individual, consultant, officer or director of the Company;

(xx) any Contract relating to any agreement or plan, including any Employee Plan, any of the benefits of which will be increased, or the vesting or payment of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; and

(xxi) any Contract not otherwise described in any other subsection of this Section 3.12(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(2), (4), (9) or (10) of Regulation S-K of the SEC or disclosed by the Company on a Current Report on Form 8-K) with respect to the Company.

(b) Made Available. True and complete copies of all Material Contracts disclosed in Section 3.12(a) of the Company Disclosure Letter have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c) Validity. Each Material Contract is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company and the counterparties, in accordance with its terms, subject to the Enforceability Limitation, and neither the Company nor, to the Knowledge of the Company, any other party thereto, (i) is in breach of, (ii) default under, (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company, or any other party thereto, and (iv) has received or given any notice of termination or cancellation under any Material Contract, except for such failures to be in full force and effect and such breaches, defaults and notices that would not be material to the Company. The Company has, and to the Knowledge of the Company, each other party thereto has, performed and complied with all obligations required to be performed or complied with by them under each Material Contract.

3.13 Real Property.

(a) Owned Real Property. The Company does not own any real property.

(b) Leased Real Property. Section 3.13(b) of the Company Disclosure Letter contains a true and complete list of all leases, subleases or other agreements (collectively, the “Leases”) under which the Company, as of the date of this Agreement, uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has and owns valid leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of all Leases (including all modifications, amendments, supplements, waivers and side letters thereto). Each Lease is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, is in full force and effect and all rent and other sums and charges payable by the Company as tenants thereunder are current in all material respects. The Company has not received any written notice of any pending and to the Knowledge of the Company, there is no threatened condemnation with respect to any Leased Real Property. No termination event or condition or uncured default of a material nature on the part of the Company or to the Knowledge of the Company, the landlord thereunder, exists under any Leased Real Property.

3.14 Intellectual Property.

(a) The Company Registered Intellectual Property; Proceedings. Section 3.14(a) of the Company Disclosure Letter lists as of the date of this Agreement (i) all of the Company Registered Intellectual Property and material Company Licensed Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of the Company Registered Intellectual Property or material Company Licensed Registered Intellectual Property is pending or has been issued or registered, the registration, application, patent or serial number, the filing dates, the expiration date of the United States patent filings listed in the Company Registered Intellectual Property and material Company Licensed Registered

Intellectual Property, the subject matter or title and with respect to trademarks the class of goods covered and for domain names, the applicable registrar, the expiration date, the name of the registrant, (ii) any litigation, opposition, reexamination, interference proceeding, nullity action, reissue proceeding, cancellation, objection, claim or other equivalent and/or administrative proceeding or action pending or, to the Knowledge of the Company, asserted with respect to any of the Company Registered Intellectual Property or material Company Licensed Registered Intellectual Property, (iii) any third party who has an ownership interest in such item of the Company Registered Intellectual Property or material Company Licensed Registered Intellectual Property and the nature of such ownership interest, and (iv) all material unregistered Trademarks used in connection with the business of the Company. The Company has provided access to Parent correct and complete copies of all unpublished United States patent applications listed in the Company Registered Intellectual Property or material Company Licensed Registered Intellectual Property.

(b) Ownership. Except as set forth in Section 3.14(b)(I) of the Company Disclosure Letter, as of the date of this Agreement, the Company owns or possesses sufficient rights, including the rights of conveyance, to all Intellectual Property used in or necessary for the operation of the Company Business as currently conducted. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, as of the date of this Agreement, (i) the Company is the sole and exclusive owner of all right, title, and interest in and to all Company Intellectual Property free and clear of any liens or encumbrances, and (ii) the Company has not received any notice from any third party challenging the validity, enforceability or ownership of any Company Intellectual Property, nor is the Company a party of any proceeding relating to any such challenge. To the Knowledge of the Company, no employee of the Company is (i) bound by or otherwise subject to any Contract restricting said person from performing his or her duties for the Company, or (ii) in breach of any Contract with any former employer or other third party concerning Intellectual Property Rights or confidentiality due to his or her activities as an employee of the Company. The Company is not bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Intellectual Property anywhere in the world. Except as set forth in Section 3.14(b)(II) of the Company Disclosure Letter, the Company Intellectual Property together with all third party Intellectual Property validly licensed to the Company constitute all of the Intellectual Property rights necessary for the Company to operate the business of the Company as currently conducted.

(c) Filings. Except as set forth in Section 3.14(c)(I) of the Company’s Disclosure Letter, the Company Registered Intellectual Property, and to the Knowledge of the Company, the Company Licensed Registered Intellectual Property, is valid, subsisting, and enforceable. Except as set forth in Section 3.14(c)(II) of the Company Disclosure Letter, as of the date of this Agreement, all actions required by any Governmental Authority to keep all registrations relating to any material Company Registered Intellectual Property, and to the Knowledge of the Company, any material Company Licensed Registered Intellectual Property, including payment of filing, examination, annuity, registration and maintenance fees and filing of renewals, and other similar actions, have been taken. Except as set forth in Section 3.14(c)(III) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company Registered Intellectual Property, and to the Knowledge of the Company, no material Company Licensed Registered Intellectual Property, is the subject of any interference, opposition, cancellation, nullity, or re-examination placing in question the validity or scope of such rights. No item of the Company Registered Intellectual Property, and to the Knowledge of the Company, no material item of the Company Licensed Registered Intellectual Property, has been abandoned, allowed to lapse or rejected except where the Company has decided to allow any such registration to lapse in accordance with its reasonable business judgment. The Company has not engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Intellectual Property. The Company and its patent counsel have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all Patents included in the Company Intellectual Property. Except as set forth in Section 3.14(c)(IV), no Trademark owned, used, or applied for by the Company conflicts or interferes with any Trademark owned, used, and applied for by any third party for the same class of goods or services. To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material Trademark (whether registered or unregistered) owned, used, or applied for by the Company. Except as set forth in Section 3.14(c)(V) of the Company Disclosure Letter, no item of the Company Registered Intellectual Property, and to the Knowledge of the Company, no material item of the Company Licensed Registered Intellectual Property for which the Company is responsible for prosecuting and/or maintaining, has any legally required actions, filings or payment obligations or due dates known to Company within 180 days following the Closing Date.

(d) With respect to each Contract listed under Section 3.12(a)(vii) of the Company Disclosure Letter: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived, and (iii) neither the Company and to the Knowledge of the Company, nor other party to any such Contract, is in breach or default thereof in any material respect.

(e) Company Infringement. Except as set forth in Section 3.14(e)(I) of the Company Disclosure Letter, as of the date of this Agreement, and to the Knowledge of the Company, the operation of the Company Business, including its products and services, does not infringe or misappropriate the valid Registered Intellectual Property of any Person or constitute unfair competition or unfair trade practices under the laws of any jurisdiction. Except as set forth in Section 3.14(e)(II) of the Company Disclosure Letter, and to the Knowledge of the Company, no infringement, misappropriation, or similar claim or legal action is pending or has been threatened in writing against the Company, or any person who may be entitled to be indemnified by the Company under a Contract with the Company with respect to such claim. Except as set forth in Section 3.14(e)(III) of the Company Disclosure Letter, the Company has not received any written claim alleging any infringement, misappropriation, or violation of any Intellectual Property Right of another Person by the Company; and to the Company’s Knowledge, there is no reasonable basis for any such claim.

(f) No Notice of Infringement. To the Knowledge of the Company, the Company has not received written notice from any Person asserting that the operation of Company Business, or any of its products or services, infringes or misappropriates the valid Intellectual Property of any third Person or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction.

(g) Third Party Infringement. As of the date of this Agreement, and to the Knowledge of the Company, no Person has infringed or misappropriated or is infringing or misappropriating any Company Intellectual Property.

(h) Indemnification. Except as set forth in Section 3.14(h) of the Company Disclosure Letter, the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(i) Effect of Transaction. The execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any third party the right or option to cause: (i) a loss of, or lien or encumbrance on, any Company Intellectual Property; (ii) a material breach of, termination of, or acceleration or modification of any right under any Contract listed or required to be listed in Sections 3.12(a)(v) and 3.12(a)(vii) of the Company Disclosure Letter; (iii) the release, disclosure, or delivery of any Company Intellectual Property by or to any escrow agent or other third party; or (iv) the grant, assignment or transfer to any other third party of any license or other right or interest under, to or in any of the Company Intellectual Property or Intellectual Property rights exclusively licensed to the Company.

(j) Data Protection. (i) Since January 1, 2017, all Personal Information collected, disclosed, or otherwise processed by the Company have been, and are being, collected, processed and disclosed in material compliance with applicable Laws relating to privacy, data protection, and information security, including, to the extent applicable, the Data Protection Laws. The Company has not, nor, to the Knowledge of the Company, any Collaboration Partner or other third party acting on behalf of the Company, has received any: (A) written or, to the Company’s Knowledge, oral notice or complaint alleging non-compliance with any Data Protection Law; (B) written or, to the Knowledge of the Company, oral claim for compensation for loss or unauthorized collection, processing or disclosure of Personal Information; or (C) written or, to the Knowledge of the Company, oral notification of an application for rectification, erasure or destruction of Personal Information that is still outstanding. Each of the Internet websites and any other mechanism through with the Company collects Personal Information owned or operated by or on behalf of the Company maintains a publicly posted privacy statement or policy that accurately describes the Company’s practices with respect to the collection, processing, use and disclosure of Personal Information as required to comply in all material respects with all applicable Data Protection Laws. The Company’s privacy policies conform and at all times have conformed to its own published and internal privacy policies, terms of use and guidelines related to information privacy and security, including with respect to the collection, processing, use, disposal, disclosure, maintenance and transmission of Personal Information at the time such policies, terms of use or guidelines were in effect. The execution, delivery and performance of this Agreement complies with all Data Protection Laws and the Company’s applicable published privacy policies in each case in all material respects. The Company has not, nor, to the Company’s Knowledge, any

Collaboration Partner or other third party acting on behalf of the Company, has received any: (A) written, or to the Knowledge of the Company, oral inquiry or complaint alleging non-compliance with Data Protection Laws; (B) written or, to the Knowledge of the Company, oral claim for compensation for loss or unauthorized collection, processing or disclosure of Personal Information; or (C) written or, to the Knowledge of the Company, oral notification of an application for rectification, erasure or destruction of Personal Information that is still outstanding.

(k) IT Systems. The Company’s information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the Company Business as currently conducted free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other malicious code. Without limiting the foregoing, (i) the Company has implemented and maintained reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect its confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all Personal Information in its possession or otherwise within its control , reasonably consistent with industry standards and practices or as required by applicable Data Protection Laws, and (ii) the Company has in effect industry standard disaster recovery plans, procedures and facilities for its business and has taken reasonable steps to safeguard the security and the integrity of their IT Systems. Since January 1, 2017, there have been no unauthorized intrusions or breaches of the security with respect to the IT Systems, except for those that have been remedied without material cost or liability or the duty to notify any other person. Since January 1, 2017, there have not been any failure or malfunction of the IT Systems which caused a material disruption to the operation of the business of the Company. The Company has used reasonable best efforts to implement security patches or upgrades available and necessary to protect the IT Systems.

(l) Software. The Company has complied in all material respects with all terms of use, terms of service, privacy policies and other contracts, licenses, policies and guidelines relating to the Company’s use of any software or related services in the conduct of the Company Business. All software used or held for use by the Company is properly catalogued and in the possession and control of Company. The Company has sufficient licenses to use such software, including on a site-wide and per-seat basis. The Company has not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any proprietary software developed by or on behalf of the Company (“Company Proprietary Software”), and the Company has not provided or disclosed any source code of any such Company Proprietary Software to any third party. None of the Company Proprietary Software contain, incorporate, link to or are called by, are distributed with, or otherwise use any open source software. The incorporation, linking, calling, distribution or other use in, by or with any such Company Proprietary Software of any such open source software, does not obligate the Company to disclose, make available, grant any rights to, offer or deliver to any third party any portion of the source code of such Company Proprietary Software, or any other Intellectual Property rights of the Company, or component thereof other than the applicable open source software, or limit the Company’s freedom to seek full compensation for such Company Proprietary Software or related Company Products. The Company is in compliance with all licenses for open source software that it uses in its business.

(m) Trade Secrets; Confidentiality. As of the date of this Agreement, the Company has taken commercially reasonable measures to protect and maintain (i) the confidentiality of all material proprietary information that the Company holds as trade secret and (ii) its ownership of, and rights in, all Company Intellectual Property. The Company has a policy to secure, valid written confidentiality agreements and assignments of Intellectual Property from all consultants, contractors, employees, and customers who contribute or have contributed to the creation, conception, reduction to practice or other development of any Intellectual Property developed for or on behalf of the Company. Without limiting the foregoing, the Company has not made any of its material trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any third party except pursuant to written agreements requiring such third party to maintain the confidentiality of such confidential information and solely to the extent necessary for the conduct of the business of the Company, and to the Knowledge of the Company, no third party has materially breached any such agreement. To the Knowledge of the Company, there has been no misappropriation of any trade secret of the Company.

(n) No Order. The Company is not subject to any judgment, order, writ, injunction or decree of any court or any Federal, state, local, foreign or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or any arbitrator, which materially restricts or impairs the use of any of the Company Intellectual Property. Except as set forth in Section 3.14(n) of the Company Disclosure Letter, as of the date of this Agreement, and to the Knowledge of the Company, Company Intellectual Property owned by the Company was not developed using any federal or university funding, resources or staff, and no Governmental Authority or university or any other third party has any rights to any of such Intellectual Property.

3.15 Tax Matters.

(a) Tax Returns. (i) The Company has duly and timely filed or caused to be filed all income and other material Tax Returns required to be filed with respect to Taxes with the appropriate Taxing Authority (“Tax Returns”), (ii) all such Tax Returns are true, correct, and complete in all material respects, (iii) the Company is not currently the beneficiary of any extension of time within which to file any Tax Return, (iv) the Company has timely paid (or has had paid on their behalf) all income and other material Taxes due and owing (whether or not shown on any Tax Return), (v) all material Taxes that the Company is or was required to withhold or collect in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person have been duly withheld or collected and have been timely paid, to the extent required, to the proper Taxing Authority, and (vi) since the Company Balance Sheet Date, the unpaid Taxes of the Company did not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than in any notes thereto). The Company has not (i) incurred any material liabilities for Taxes since the Company Balance Sheet Date other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement, and (ii) executed any extension or waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is outstanding, nor has any request been made in writing for any such extension or waiver.

(b) No Audits. (i) No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed in writing by any Taxing Authority that have not been fully resolved; (ii) there is no action pending or threatened in writing, or, to the Knowledge of the Company, threatened or contemplated, against or with respect to the Company in respect of Taxes; and (iii) since January 1, 2015 no claim has been made in writing by a Governmental Authority in a jurisdiction where the Company does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, and, to the Knowledge of the Company, there is no basis for any such claim to be made.

(c) No Holding Corporation. The Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(d) No Section 355 Transaction. None of the Company or any of its predecessors by merger or consolidation has been a party to any transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(e) No Reportable Transactions. The Company has not been a party to a transaction that is or is substantially similar to a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

(f) No Tax Agreements. The Company is not and has not been (i) a member of an affiliated group of corporations for Tax purposes (including within the meaning of Code §1504(a)) or any group that has filed a combined, consolidated or unitary Tax Return (other than a group the common parent of which is the Company), (ii) a party to or otherwise subject to any Tax sharing, indemnification, allocation or similar agreement (excluding customary Tax indemnification provisions in commercial Contracts, the principal purpose of which is not to address Tax matters), nor does the Company owe any amount under any such agreement or (iii) liable for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract (other than Contracts entered into in the ordinary course of business, the principal purpose of which is not to address Tax matters), or otherwise.

(g) No Liens for Taxes. There are no Liens for Taxes on any assets of the Company, other than statutory liens for current Taxes not yet due and payable.

(h) Absence of Certain Tax Inclusions. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or other transaction made or entered into on or prior to the Closing Date, (ii) a change in the or incorrect method of accounting for a taxable period ending on or prior to the Closing Date; (iii) any prepaid amount received by the Company on or prior to the Closing Date, (iv) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code or (vi) an election under or with respect to Section 965 of the Code.

(i) Transfer Pricing. All documentation related to the provision of any property or services by or to the Company required by relevant transfer pricing Laws has been timely prepared or obtained and, if necessary, retained.

(j) Tax Rulings. The Company has provided or made available to Parent all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government. No Tax ruling, Tax holiday or other agreement with any Governmental Authority with respect to Taxes will expire, be revoked or otherwise terminate solely as a result of the Merger. The Company currently has no outstanding requests for Tax rulings, Tax holidays or other agreements with any Governmental Authority with respect to Taxes.

(k) No International Boycotts. The Company has not participated in, or is participating in, an international boycott within the meaning of Section 999 of the Code.

(l) No Power of Attorney. No power of attorney with respect to any Taxes of the Company has been executed or filed with any Taxing Authority that remains outstanding.

(m) Absence of Certain Tax Conditions. The Company (i) is not a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (ii) is not a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), (iii) is not a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code, and (iv) is not subject to tax as a resident in any jurisdiction other than the United States.

(n) No Code Section 965 Inclusions. The Company was not required to include any amounts in income as a result of the application of Code Section 965.

(o) No Extraordinary Dispositions or Reductions. The Company has not engaged in any “extraordinary disposition” or “extraordinary reduction” as such terms are defined in Treasury Regulations Section 1.245A-5T, nor is a successor to any “extraordinary disposition account” pursuant to Treasury Regulations Section 1.245A-5T.

(p) No Partnerships. The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, nor does the Company own a single member limited liability company which is treated as a disregarded entity. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company.

(q) No Code Section 163(l) Limitations. None of the outstanding indebtedness of the Company constitutes indebtedness with respect to which any interest deductions may be disallowed under Section 163(l) of the Code (or similar provision of state, provincial, local or foreign Law).

3.16 Employee Plans.

(a) Company Benefit Plans. Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Plan. For purposes of this Agreement, “Employee Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) other employment, consulting, bonus, stock option, stock purchase or other equity-based rights, benefit, incentive compensation, profit sharing, savings, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), disability, vacation or paid-time-off, deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to for the benefit of any current or former employee or director of the Company or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company under Section 414 of the Code (an “ERISA Affiliate”) with respect to which the Company has or could reasonably be expected to have any liability (whether actual or contingent, direct or indirect).

(b) Made Available. With respect to each Employee Plan, the Company has provided or made available to Parent complete and accurate copies of (i) the three most recent annual reports on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (ii) the most recent IRS determination letter or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the current plan documents, including any material amendments thereto, and summary plan descriptions, including any summary of material modifications, and any other material notice or description provided to employees or a written description of the terms of any Employee Plan that is not in writing (to the extent not already reflected in the summary plan descriptions); (iv) any related trust or annuity agreements, insurance contracts, insurance policies or other funding Contracts; (v) the three most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (vi) all other material filings and material correspondence with any Governmental Authority, including any correspondence regarding actual or, to the Knowledge of the Company, threatened audits or investigations and any notices to or from the IRS or DOL relating to any material compliance issues in respect of any such Employee Plan.

(c) Absence of Certain Plans. No Employee Plan is and none of the Company or any ERISA Affiliate sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) a “defined benefit plan” (as defined in Section 414 of the Code), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (as defined in Section 413(c) of the Code), (iv) single employer plan or other pension plan that is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA or (v) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No Employee Plan constitutes a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code).

(d) Compliance. Each Employee Plan (and any related trust or other funding vehicle) has been maintained, operated and administered in material compliance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code and the regulations and guidance thereunder. The Company has performed all material obligations required to be performed by it under all Employee Plans.

(e) Section 409A. Each Employee Plan that is subject to Section 409A of the Code has been operated and administered in material compliance with Section 409A of the Code.

(f) No Legal Proceedings. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(g) No Prohibited Transactions. None of the Company, nor, to the Knowledge of the Company, any of its respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Employee Plan.

(h) No Post-Retirement Welfare Benefit Plan. The Company does not have any liability in respect of, or obligation to provide, post-retirement health, medical, disability or life insurance benefits for retired, former or current employees, consultants or directors of the Company (or the spouses, dependents or beneficiaries of any of the foregoing), whether under an Employee Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(i) No Material Payments. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of, or trigger, any payment, vesting or funding of any such benefit or compensation, or (iv) trigger any other material obligation under any Employee Plan, including trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits.

(j) Section 280G. Section 3.16(j) of the Company Disclosure Letter sets forth the name and title of each “disqualified individual” (as defined in Section 280G(c) of the Code). None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of shares of Company Common Stock or Company Options pursuant to the Offer, including any CVR Portion, the consummation by the Company of the Merger or any other transaction contemplated in this Agreement nor the Company’s compliance with any of the provisions of this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will result in any “parachute payment” within the meaning of Section 280G of the Code and the regulations and guidance thereunder.

(k) No Additional Payments. No person is entitled to receive any additional payment (including any tax gross-up, reimbursement or additional payment) by reason of any Tax imposed under Section 409A or Section 4999 of the Code.

(l) Qualified/Exempt Status. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has timely received or applied for a favorable determination letter or is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or exemption. Each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(m) Foreign Plans. No Employee Plan is maintained or contributed to by the Company under the Law or applicable custom or rule of a jurisdiction outside of the United States.

3.17 Labor Matters.

(a) Employees. The Company has made available to Parent a true and complete list of the names (except as prohibited by applicable Laws), employee identification numbers, titles and current annual salary rates or current hourly wage rate, commission, target bonus opportunity, hire date, service recognition date (if different than hire date), accrued vacation or paid-time-off, principal work location, work visa status and leave status of all present employees of the Company and each such employee’s status as exempt or nonexempt from the application of state and federal wage and hour Laws.

(b) Union Activities. The Company is and has not been a party to any collective bargaining agreement, labor union contract, trade union agreement, employee association or works council or similar Contract (each a “Collective Bargaining Agreement”), and to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union, or employee association or works council to organize any employees of the Company. No Collective Bargaining Agreement is being negotiated by the Company and there have been no strikes, lockout, slowdown, picketing, negotiated industrial action or work stoppage against the Company pending or, to the Knowledge of the Company, threatened against the Company. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, or any actions which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees. The Company has not recognized any trade union, whether voluntarily or in terms of any statutory procedure as set out in any applicable Law.

(c) Orders. The Company is in compliance in all material respects with all applicable Laws and Orders with respect to employment, labor, immigration, fair employment practices, terms and conditions of employment, worker classification, workers’ compensation (including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, employee health and safety, collective bargaining) in all material respects.

(d) Withholdings. Except as would not be material to the Company, the Company has withheld all amounts required by applicable Law to be withheld from the wages, salaries, and other payments to employees, and are not, to the Knowledge of the Company, liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. The Company is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(e) Liabilities. As of the Effective Time, the Company has paid in full all liabilities in respect of employees, including premium contributions, remittance and assessments for unemployment insurance, employer health tax, income tax, workers’ compensation and any liabilities under any other employment-related legislation, accrued wages, taxes, salaries, commissions, bonuses, benefits, compensation and employee benefit plan payments.

(f) WARN. In the three years prior to the date of this Agreement, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company.

(g) Independent Contractors. The Company has made available to Parent a true and complete list of all independent contractors, consultants, agents or agency employees currently engaged by the Company, along with the position, date of retention and rate of remuneration for each such individual, and the Company has made available to Parent a copy of any written agreements with such independent contractors, consultants, agents or agency employees or pursuant to which they provide services to the Company. Except as set forth on such list, the Company does not engage or retain any independent contractors, consultants, agents or agency employees.

(h) Rule 14d-10 Matters. The compensation committee of the Company Board (the “Company Compensation Committee”) is (and at all times during the past eighteen (18) months was, and at all times from the date of this Agreement to the Acceptance Time will be) composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto. The Company Board, at a meeting duly called and held, has determined that each of the members of the Company Compensation Committee is such an “independent director.” On or prior to the date hereof, the Company Compensation Committee, at a meeting duly called and held, approved each Company Compensation Arrangement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”), and has taken all other action necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such Company Compensation Arrangements in accordance to Rule 14d-10(d)(2) under the Exchange Act. For purposes of this Agreement, “Company

Compensation Arrangement” means (i) any employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted or to be granted according to such an arrangement, with respect to any security holder of the Company, (ii) the treatment of the Company Options and the Company Stock Plans pursuant to this Agreement and (iii) any other arrangements to the extent necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to such arrangement in accordance to Rule 14d-10(d)(2) under the Exchange Act.

3.18 Permits. Except in each case, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company is in compliance with the terms of all franchises, grants, establishments, registrations, easements, permits, licenses, certificates, authorizations, consents, Orders and approvals from Governmental Authorities (“Permits”) required to conduct their businesses as currently conducted, (b) such Permits are in full force and effect, (c) the Company has not received any written notice, or to the Knowledge of the Company, oral notice from any Governmental Authority threatening to revoke, terminate or not renew any such Permit and the Company has no Knowledge of any reasonable basis for any such revocation, termination or nonrenewal, and (d) no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened in writing.

3.19 Compliance with Laws.

(a) General Compliance. The Company is, and has been since the Lookback Date, in compliance with all Laws and Orders applicable to the Company or by which any property or asset of the Company is bound or affected, except for such violations or noncompliance that would not be material to the Company. No representation or warranty is made in this Section 3.19(a) with respect to (i) compliance with the Securities Act and the Exchange Act, to the extent such compliance is covered in Section 3.8 and Section 3.9, (ii) intellectual property and related matters, which are covered solely in Section 3.14, (iii) applicable Laws with respect to Taxes, (iv) ERISA and other employee benefit-related matters, which are covered solely in Section 3.16, (v) labor Law matters, which are covered solely in Section 3.17, (vi) Environmental Laws, which are covered solely in Section 3.20 or (vii) the compliance matters addressed in Section 3.19(c).

(b) Notices. The Company has not, since the Lookback Date, been threatened in writing to be charged with or received any written notice from any Governmental Authority alleging any violation or potential violation by the Company of any applicable Law or Order that is material to the Company. To the Knowledge of the Company, no investigation by any Governmental Authority of the Company is pending or threatened.

(c) Anti-Bribery Laws. Except, in each case, as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past five years neither the Company, nor any Subsidiary, nor any director, officer, employee, or to the Knowledge of the Company, any agent, representative, consultant or any other Person acting on behalf of the Company or any of its Subsidiaries has directly or indirectly violated any Anti-Corruption Laws; nor has the Company, any Subsidiary, or any director, officer, employee, or to the Knowledge of the Company, any agent, representative, consultant or any other Person acting on behalf of the Company or any of its Subsidiaries corruptly offered, paid, promised to pay, or authorized the payment of money or anything of value, directly or indirectly, to or from any Person, including any Government Official: (i) to influence any official act or decision of a Government Official; (ii) to induce a Government Official to do or omit to do any act in violation of a lawful duty; (iii) to induce a Government Official to influence the act or decision of a government entity; (iv) to secure any improper business advantage; (v) to obtain or retain business in any way related to the Company or any of its Subsidiaries; or (vi) that would otherwise constitute a bribe, kickback, or other improper or illegal payment or benefit. At all times during the past five years, the Company has (A) made and kept books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; and (B) devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed and access to assets is given only in accordance with management’s general or specific authorization, and transactions are recorded as necessary to permit preparation of financial statements to maintain accountability for assets and accounts.

3.20 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company (a) has not failed to comply with any Environmental Law; (b) has not received any written notice alleging that the Company has violated any applicable Environmental Law; (c) has not transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed of any Hazardous Materials in violation of any applicable Environmental Law; (d) has not exposed any employee to Hazardous Materials in violation of any applicable Environmental Law; or (e) is not a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding that is (i) alleging the noncompliance by the Company with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law.

3.21 Regulatory Compliance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the operation of the Company Business, including as applicable, the manufacture, import, export, testing, development, processing, packaging, labeling, storage, sale, marketing, and distribution of the Company Products, is and at all times has been in compliance with all applicable Laws, including the Health Care Laws, and all authorizations, permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, registrations, designations, orders and approvals from any Governmental Authority, including applicable regulations of the United States Food and Drug Administration (the “FDA”), with respect to any such Company Product, necessary for the Company to conduct its business as currently conducted (collectively, “Company Permits”). The Company holds all material Company Permits, and all Company Permits are in full force and effect. No suspension, material adverse modification, revocation or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the Company Business.

(b) No Company Product or manufacturing site for any Company Product has been subject to a Governmental Authority imposed shutdown or import or export prohibition. Neither the Company nor, to the Knowledge of the Company, any of the Company’s research, development, sales, marketing, distribution, collaboration, or similar partners acting for or on behalf of the Company with respect to any Company Product (each such party a “Collaboration Partner”) has received any FDA Form 483, “warning letters,” “untitled letters”, or other written notice of inspectional observations or deficiencies, has been subject to enforcement action or has received a written threat of enforcement action, or has received written communication from a Governmental Authority (i) requesting or requiring changes to the Company Products, or (ii) alleging or asserting noncompliance with any applicable Law, including the Health Care Laws, or Company Permits, with respect to any Company Product, in each case which would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(c) All preclinical studies and clinical trials regarding Company Products conducted or being conducted by or on behalf of the Company that will be submitted to the FDA or other Governmental Authority for the purpose of obtaining, modifying, maintaining or otherwise supporting a Company Permit have been and are being conducted in compliance with the required study or clinical trial protocols and all applicable Laws, including the Health Care Laws, other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company. All documentation, correspondence, reports, data, analyses and certifications relating to or regarding any Company Products filed or delivered by or on behalf of the Company to any Governmental Authority (“Regulatory Documentation”) were and are true and accurate in all material respects or were corrected by a subsequent submission. To the Knowledge of the Company, there have been no serious or unanticipated adverse effects associated with the Company Products during clinical studies that have not been reported to the applicable Governmental Authority(ies) as required by applicable Laws. To the Knowledge of the Company, the Regulatory Documentation has been maintained, compiled, and submitted in accordance with applicable Laws, other than as would not reasonably be expected to be material to the Company. No human clinical trial conducted or sponsored by or on behalf of the Company or on the Company’s products or product candidate has been terminated or suspended by the FDA or any other applicable Governmental Authority or any review board, and to the Knowledge of the Company, neither the FDA or any other applicable Governmental Authority nor any review board has commenced or threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any previous, proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company.

(d) The manufacture of the Company Products is being and at all times has been conducted in compliance with all applicable Laws, including the Health Care Laws and applicable current good manufacturing practices promulgated by applicable Governmental Authorities, other than as would not reasonably be expected to be material to the Company. Neither the Company, nor to the Knowledge of the Company, any Collaboration Partner or other third party acting on behalf of the Company, has engaged in activities which are, as applicable, prohibited or cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to liability of the Company under any Health Care Laws. Neither the Company nor, to the Knowledge of the Company, any Collaboration Partner, is a party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Authority.

(e) Neither the Company nor, to the Knowledge of the Company, any Collaboration Partner, has voluntarily or involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued, or received written notice of, any recall, field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product (collectively, “Safety Actions”) or is currently considering initiating, conducting or issuing any Safety Actions for any Company Product. No proceedings (whether completed or pending) seeking a Safety Action with respect to a Company Product are pending, or to the Knowledge of the Company, threatened against the Company, nor have any such proceedings been pending at any time, and to the Company’s Knowledge, there are no facts that would be reasonably likely to result in a Safety Action. There is not, and there has not been, any action pending or, to the Company’s Knowledge, threatened against the Company, or to the Knowledge of the Company, any Collaboration Partner, with respect to any alleged injuries to a participant in any clinical trial conducted by or on behalf of the Company concerning a Company Product.

(f) None of the Company, any of its respective directors, officers, employees, or, to the Knowledge of the Company, Collaboration Partners, agents or other third parties acting on behalf of the Company, is or has been, since January 1, 2017, debarred, suspended or excluded from any federal or state government health care program. The Company has not, nor, to the Knowledge of the Company, has any Collaboration Partner, officer, employee or agent acting for the Company or Collaboration Partner, (i) made an untrue statement of a material fact or fraudulent statement to any other Governmental Authority, failed to disclose a material fact required to be disclosed to any other Governmental Authority, or committed any act, made any statement, or failed to make any statement, in each case, relating to a Company Product or the development or manufacturing thereof, that would reasonably be expected to provide a basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or (ii) been convicted of any crime or engaged in any conduct that would reasonably be expected to result in or that has resulted in (A) debarment under 21 U.S.C. Section 335a or any similar U.S. state or federal applicable Law or (B) debarment, suspension or exclusion from participating in the U.S. federal health care programs under Section 1128 of the U.S. Social Security Act or any similar state or federal applicable Law. To the Knowledge of the Company, no Legal Proceedings that would reasonably be expected to result in such a debarment or exclusion are pending or threatened against the Company, or any of the Collaboration Partners, directors, officers, employees or agents acting for or on behalf of the Company.

3.22 Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its assets or properties, or any executive officer, director or employee of the Company in their capacities as such, or any Company Products, in either case, which would have and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not subject to any outstanding Order which would have and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.22 of the Company Disclosure Letter, there are no Legal Proceedings by the Company currently pending or which the Company intends to initiate.

3.23 Insurance. The Company has all material policies of insurance covering the Company, or any of its respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in a form and amount that is customarily carried by persons conducting business similar to that of the Company and which the Company believes is adequate for the operation of its business. All such insurance policies are in full force and effect, no notice of cancellation, termination, denial of coverage or material premium increase has been received, and there is no existing breach or default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default, by any insured thereunder, except for such defaults that would not be material to the Company. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.

3.24 Related Party Transactions. Except for indemnification, compensation, employment or other similar arrangements between the Company, on the one hand, and any director or officer thereof, on the other hand, there are no transactions, agreements, arrangements or understandings between the Company, on the one hand, and any Affiliate (including any director or officer) thereof, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders, and no current director, officer or Affiliate of the Company has any outstanding indebtedness to the Company.

3.25 Brokers. Except for the Company Financial Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company who is entitled to any financial advisor, investment banking, brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, including the Offer and the Merger, based upon arrangements made by or on behalf of the Company or any of its officers, directors or employees. Section 3.25 of the Company Disclosure Letter contains the Company’s good faith estimate as of the date hereof of the amount of fees payable to the Company Financial Advisor in connection with the Offer and the Merger.

3.26 Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, financial advisor to the Company, to the effect that, as of the date of such opinion, and subject to and based upon the various assumptions and limitations set forth therein, the consideration to be received by the holders of shares of Company Common Stock (other than Cancelled Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. As of the date hereof, such opinion has not been withdrawn, rescinded or modified in any way and as soon as practicable following the date hereof(and in any event within three Business Days), the Company will make available to Parent solely for informational purposes an executed copy of such opinion.

3.27 State Anti-Takeover Statutes. Assuming that the representations of Parent and Acquisition Sub set forth in Section 4.7 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement, the Support Agreements, and the transactions contemplated hereby and thereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Offer, the Merger, the Support Agreements or the other transactions contemplated in this Agreement or thereby. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provisions in the Company’s certificate of incorporation and bylaws is, or at the Effective Time will be, applicable to the Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

3.28 Schedule TO and Schedule 14D-9.

(a) The information supplied by or to be provided by or on behalf of the Company or any of its Affiliates, directors, officers, employees, agents or other Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents will not, at the time the Schedule TO and the Offer Documents are filed with the SEC, at the time of any amendment or supplement thereto, at the time of any publication, distribution or dissemination thereof and at the time of the commencement of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in this Agreement, in the light of the circumstances under which they were made, not misleading.

(b) The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof and at the time of the commencement of the Offer, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in this Agreement, in the light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition Sub or any of their Affiliates, directors, officers, employees, agents or other representatives specifically for inclusion or incorporation by reference in the Schedule 14D-9.

3.29 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(i) None of Parent, Acquisition Sub or any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent or Acquisition Sub, their Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement, the Offer or the Merger;

(ii) no Person has been authorized by Parent or Acquisition Sub, any of their Subsidiaries or any of their respective Affiliates or Representatives to make any representation or warranty relating to Parent or Acquisition Sub, their respective Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement, the Offer or the Merger, and if made, such representation or warranty must not be relied upon by the Company or any of its Affiliates or Representatives as having been authorized by Parent or Acquisition Sub, any of their respective Subsidiaries or any of their Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by Parent or Acquisition Sub in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and each of Parent and Acquisition Sub disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any other representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Affiliates or Representatives, in connection with presentations by or discussions with Parent’s management whether prior to or after the date of this Agreement or in any other forum or setting (unless any such materials or information is the subject of any express representation or warranty set forth in Article IV); or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Nothing in this Section 3.29 shall impact any rights of any party to this Agreement in respect of fraud against the Person who committed such fraud.

3.30 Billing Arrangements. Section 3.30 of the Company Disclosure Letter sets forth the Company’s outside legal, accounting and financial advisors retained as of the date hereof by the Company in connection with the transactions contemplated by this Agreement, and discloses any contingent payment arrangements requiring payments to be made to any such advisors in connection with the transactions contemplated by this Agreement that are contingent upon the execution of this Agreement or the consummation of the transactions contemplated hereby or, in the case of advisors customarily compensated on the basis of hourly time charges, are not based on actual time charges and expense reimbursement.

3.31 No Foreign Person. The Company is not a foreign person within the meaning of section 721 of the DPA, and the Company is not controlled by a foreign person within the meaning of the DPA.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”), Parent and Acquisition Sub represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated in this Agreement or the performance by Parent or Acquisition Sub of their respective covenants and obligations hereunder. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated in this Agreement. Parent and Acquisition Sub are in compliance in all material respects with their respective certificates of incorporation or bylaws.

4.2 Corporate Power; Enforceability. Each of Parent and Acquisition Sub has the requisite corporate power and authority to execute and deliver this Agreement and the CVR Agreement, to perform their respective covenants and obligations hereunder and thereunder and to consummate the transactions contemplated in this Agreement and the CVR Agreement. The execution and delivery by Parent and Acquisition Sub of this Agreement and the CVR Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated in this Agreement and the CVR Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Acquisition Sub, and no additional corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery by Parent and Acquisition Sub of this Agreement and the CVR Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and thereunder or the consummation by Parent and Acquisition Sub of the transactions contemplated in this Agreement and the CVR Agreement. This Agreement and the CVR Agreement have been duly and validly executed and delivered by each of Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement and the CVR Agreement constitute a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each in accordance with their terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery by Parent and Acquisition Sub of this Agreement and the CVR Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated in this Agreement and the CVR Agreement do not and will not, directly or indirectly (a) violate or conflict with any provision of the certificates of incorporation or bylaws of Parent or Acquisition Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or require any notice, consent, waiver or approval of, or result in the termination of, cancellation of, modification or accelerate the performance required by, or result in a right of termination, cancellation, modification or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition Sub is a party or by which Parent,

Acquisition Sub or any of their properties or assets may be bound, (c) assuming the Filings and Consents referred to in Section 4.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Acquisition Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Acquisition Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated in this Agreement and the CVR Agreement or the performance by Parent or Acquisition Sub of their respective covenants and obligations hereunder and thereunder.

4.4 Required Governmental Approvals. No Consent of or from, or Filing to or with, any Governmental Authority is required on the part of Parent or Acquisition Sub in connection with the execution and delivery by Parent and Acquisition Sub of this Agreement, the performance by Parent and Acquisition Sub of their respective covenants and obligations hereunder and the consummation by Parent and Acquisition Sub of the transactions contemplated in this Agreement, except (a) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, (c) Filings and Consents required under, and compliance with any other applicable requirements of the HSR Act and any other applicable Antitrust Laws, and (d) such other Filings and Consents, the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated in this Agreement.

4.5 Litigation. There are no Legal Proceedings pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Acquisition Sub or any of their respective assets or properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated in this Agreement. Neither Parent nor Acquisition Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent or Acquisition Sub of the transactions contemplated in this Agreement.

4.6 Schedule TO and Schedule 14D-9.

(a) The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof and at the time of the commencement of the Offer, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in this Agreement, in the light of the circumstances under which they were made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Parent or Acquisition Sub with respect to information supplied by the Company or any of its directors, officers, employees, affiliates, agents or other representatives specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents.

(b) The information supplied by or to be provided by or on behalf of Parent, Acquisition Sub or any of their respective Affiliates, partners, members, stockholders, directors, officers, employees, agents or other Representatives for inclusion or incorporation by reference in the Schedule 14D-9 will not, at the time the Schedule 14D-9 is filed with the SEC, at the time of any amendment or supplement thereto, at the time of any publication, distribution or dissemination thereof and at the time of the commencement of the Offer, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements in this Agreement, in the light of the circumstances under which they were made, not misleading.

4.7 Ownership of Company Capital Stock. Neither Parent nor Acquisition Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL (other than as contemplated by this Agreement). Neither Parent nor Acquisition Sub owns any shares of Company Common Stock.

4.8 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition Sub.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Offer and the Merger.

4.10 Operations of Acquisition Sub. Acquisition Sub has been formed solely for the purpose of engaging in the transactions contemplated in this Agreement and, prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

4.11 Sufficiency of Funds. As of the expiration of the Offer, Parent and Acquisition Sub shall have sufficient funds (including cash, cash equivalents, available lines of credit or other sources of immediately available funds) to enable Parent and Acquisition Sub to remit payment of (i) the aggregate Offer Price for all of the shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer, (ii) the aggregate Merger Consideration, and (iii) to satisfy all of Parent’s or Acquisition Sub’s, or the Surviving Corporation’s obligations arising under or in connection with this Agreement and to pay related fees and expenses required to be paid by Parent or Acquisition Sub pursuant to the terms of this Agreement and the CVR Agreement or the performance by Parent or Acquisition Sub of their respective covenants and obligations hereunder and thereunder.

4.12 No Foreign Person. Parent is not a foreign person within the meaning of section 721 of the Defense Production Act, as amended, including all implementing regulations (collectively the “DPA”), and Parent is not controlled by a foreign person within the meaning of the DPA.

4.13 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each of Parent and Acquisition Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or Section 1.2:

(i) neither the Company (or any other Person) makes, or has made, any representation or warranty relating to the Company or any of their businesses, operations or otherwise in connection with this Agreement, the Offer or the Merger;

(ii) no Person has been authorized by the Company, or any of its Affiliates or Representatives to make any representation or warranty relating to the Company or any of its businesses or operations or otherwise in connection with this Agreement, the Offer or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Acquisition Sub or any of their respective Affiliates or Representatives as having been authorized by the Company or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Acquisition Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Acquisition Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III or Section 1.2, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any other representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Acquisition Sub or any of their respective Affiliates or Representatives, including (A) any materials or information made available in the virtual data room hosted by or on behalf of the Company in connection with the Offer or the Merger; (B) in connection with presentations by or discussion with the Company’s management (whether prior to or after the date of this Agreement); or (C) in any other forum or setting (unless any such materials or information is the subject of any express representation or warranty set forth in Article III); or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Nothing in this Section 4.13 shall impact any rights of any party under this Agreement in respect of fraud against the Person who committed such fraud.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Interim Conduct of Business.

(a) Affirmative Obligations. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Letter, (iii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), or (iv) as may be required by applicable Law, the rules or regulations of any applicable securities exchange, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall use its reasonable best efforts to (A) conduct its business and operations in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, (B) keep available the services of the current officers, key employees and consultants of the Company, (C) preserve the current relationships and goodwill of the Company with customers, suppliers and other Persons whom the Company has significant business relations as is reasonably necessary to preserve substantially intact its business organization, (D) maintain in effect all material Permits pursuant to which the Company currently operates and which are reasonably necessary for the continued operation of the Company, and (E) maintain and enforce in all material respects the Intellectual Property rights of the Company in a manner consistent with past practice.

(b) Forbearance Covenants. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Letter (iii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), or (iv) as may be required by applicable Law, the rules or regulations of any applicable securities exchange, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not do any of the following (it being understood and agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i) amend its certificate of incorporation or bylaws or comparable organizational documents;

(ii) issue, sell, deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), transfer, convey, dispose of, or make any proposal with respect to the issuance, sale, delivery, transfer, conveyance or disposition of any Company Securities, except for (A) the issuance and sale of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date of this Agreement or issued after the date of this Agreement in compliance with the terms of this Section 5.1(b), in each case, in accordance with their existing terms, and (B) the issuance of shares of Company Common Stock pursuant to the Company ESPP in accordance with its terms in effect as of the date of this Agreement, and subject to Section 2.7(e);

(iii) directly or indirectly acquire, repurchase or redeem any Company Securities, except (A) upon forfeiture or repurchases of Company Securities pursuant to the terms and conditions of Company Options outstanding as of the date of this Agreement or issued after the date of this Agreement in compliance with the terms of this Section 5.1(b) and (B) in connection with the satisfaction of applicable Tax withholdings and exercise price, as applicable, due in connection with the exercise of Company Options in accordance with their terms in effect as of the date of this Agreement and consistent with past practice;

(iv) (A) split, combine, subdivide, reclassify, exchange, recapitalize or enter into any similar transaction in respect of any shares of its capital stock or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of its capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of its capital stock;

(v) merge or consolidate the Company with any Person or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(vi) (A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $250,000 in the aggregate, provided that any debt so incurred must be voluntarily repayable without material premium, penalties or any other material costs, except for debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of this Agreement; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of $250,000 in the aggregate; (C) mortgage or pledge any of its assets, tangible or intangible, or create any Lien thereupon in excess of $250,000 in the aggregate (other than Permitted Liens); (D) repay, redeem or repurchase any long-term or short-term debt unless in the ordinary course of business; or (E) cancel any material debt or claim owed to the Company;

(vii) except as may be required by applicable Law, prescribed under the terms of this Agreement, or required by the terms of any Employee Plan as in effect on the date of this Agreement and set forth in Section 3.16(a) of the Company Disclosure Letter, (A) enter into, adopt, amend (including acceleration of vesting or increase in payments or benefits), modify or terminate any Employee Plan or other bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any member of the Company Board or officer, or any consultant or employee in any manner, or grant any award thereunder, (B) increase the compensation payable or to become payable of any member of the Company Board, officer, consultant or employee, pay or agree to pay any bonus or special remuneration to any member of the Company Board, any officer, consultant or employee, or pay or agree to pay any material benefit to any member of the Company Board, any officer, consultant or employee, or (C) hire or promote any employee, or (D) terminate any employee other than for cause;

(viii) waive, release, assign or settle any pending or threatened Legal Proceeding, except for the settlement of for any Legal Proceeding that (A) is reflected or reserved against in the Company Balance Sheet or (B) does not include any obligation to be performed by, without any admission of liability or other adverse consequences or restrictions on (other than the payment of money not in excess of $500,000 individually or $1,500,000 in the aggregate) the Company, Parent, Acquisition Sub or the Surviving Corporation following the Effective Time;

(ix) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it;

(x) (A) make or change any material Tax election (which shall include, for the avoidance of doubt, any entity classification election with respect to the Company in accordance with the Treasury Regulations under Section 7701 of the Code and any election with respect to the Company pursuant to Section 965 of the Code), change any annual Tax accounting period or adopt or change any material Tax accounting method, (B) settle or compromise any claim, notice, audit or assessment in respect of Taxes or otherwise correspond with any Taxing Authority, (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes, (D) file any material Tax Return other than in accordance with Section 6.18, amend any income or other material Tax Return or file any material claim for Tax refunds, (E) enter into any closing agreement or advance pricing agreement, (F) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement excluding Tax indemnification provisions in commercial Contracts, the principal purpose of which is not to address Tax matters or (G) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or surrender any right to claim a material Tax refund or credit;

(xi) (A) acquire (by merger, consolidation or acquisition of stock or assets, recapitalization, joint venture or otherwise) any business, assets or securities of any other Person (except for purchase or sales of inventory or clinical trial drug supplies made in the ordinary course of business consistent with past practice), (B) directly or indirectly sell, lease, license, abandon, or otherwise dispose (collectively, “Disposals”) in whole or in part any properties or assets of the Company, (other than any Disposal of obsolete assets or properties in the ordinary course of business), or (C) make any loans, advances or capital contributions to, or investments in, any other Person;

(xii) make any Disposal of Company Intellectual Property, other than the sale, licensing or abandonment of Company Intellectual Property in the ordinary course of business;

(xiii) incur any capital expenditure in respect thereof in excess of $150,000 individually or $500,000 in the aggregate, except for those contemplated by that certain capital expenditure budget which has been made available to Parent prior to the date of this Agreement;

(xiv) form or commence the operations of any business or any corporation, partnership, limited liability company, business association or other business organization that is not wholly owned by the Company or enter into any new line of business;

(xv) (A) enter into any Contract that contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Merger or the other transactions contemplated by this Agreement, (B) enter into a Contract that would have been a Material Contract, if it were in effect as of the date hereof, amend any Material Contract in any material respect, terminate any such Material Contract or grant any release or relinquishment of any material rights under any such Material Contract, or (C) enter into, modify, supplement or amend any Lease;

(xvi) enter into any Contract or transaction between the Company, on the one hand, and any Affiliate of the Company on the other hand, other than in the ordinary course of business on terms no less favorable to the Company than the terms governing such transactions with third parties;

(xvii) fail to duly and timely file all material reports and other material documents required to be filed with the NYSE American, the SEC or any other Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xviii) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with the Company Financial Advisor in a manner adverse to the Company or Parent or engage other financial advisers in connection with the transactions contemplated by this Agreement; or

(xix) enter into a Contract, or otherwise resolve, commit or agree to take any of the actions prohibited by this Section 5.1(b).

5.2 No Solicitation.

(a) The Company shall, and shall instruct and use its reasonable best efforts to cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Persons (other than Parent and Acquisition Sub) conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal, and shall terminate access by each such Person and its Representatives to any online or other data rooms containing any information in respect of the Company. The Company shall, as soon as practicable following the date hereof but in any event within three Business Days, request of each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to promptly return all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or Representatives. From and after the date of this Agreement, the Company and its officers, directors and employees shall use their reasonable best efforts to enforce any confidentiality provisions or provisions of similar effect with respect to an Acquisition Proposal to which the Company is a party or of which the Company is a beneficiary.

(b) Subject to Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, nor shall any of its directors, officers or employees, and the Company shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) whether publicly or otherwise, solicit, initiate, knowingly induce, knowingly cause, knowingly encourage or knowingly take any other action designed to facilitate or assist the submission of any proposal, inquiry, indication of interest or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal or the consummation thereof, (ii) furnish to any Person (other than Parent, Acquisition Sub or any Representatives or designees of Parent or Acquisition Sub) any non-public information relating to the Company, or afford to any Person (other than Parent, Acquisition Sub or any designees of Parent or Acquisition Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, in each such case, with the intent to encourage, induce, facilitate or assist the making, submission or announcement of any proposal, inquiry, indication of interest or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) other than solely to inform any Person of the existence of the provisions contained in this Section 5.2, enter into, conduct, participate, maintain or engage in, or continue to conduct, participate, maintain or engage in, any discussions or negotiations with any Person, or take any action with respect to any proposal, inquiry, indication of interest or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iv) approve, adopt, declare advisable, endorse or recommend any Acquisition Proposal (except to the extent expressly permitted by Section 6.3), (v) enter into any letter of intent, memorandum of understanding, agreement in principle or similar document, or any Contract or commitment contemplating or otherwise providing for or relating to any Acquisition Transaction (other than an Acceptable Confidentiality Agreement)(an “Alternative Acquisition Agreement”), (vi) take any action to make the provisions of any Takeover Laws or any anti-takeover provision in the Company’s organizational documents inapplicable to any transactions contemplated by an Acquisition Proposal, or (vii) make a proposal to a third party or agree to any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Section 5.2, prior to the Acceptance Time, if any Person makes a bona fide, written and unsolicited Acquisition Proposal (which did not result from any breach of this Section 5.2) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes or would reasonably be expected to lead to a Superior Proposal, and that the failure to take such actions set forth in clauses (i) and (ii) would be inconsistent with its fiduciary duties, the Company Board may, directly or indirectly through the Company’s Representatives, (i) participate, engage in or facilitate discussions or negotiations with such Person, and (ii) furnish to such Person any non-public information relating to the Company and/or afford such Person access to the business, properties, assets, books, records or other non-public information, or the personnel, of the Company, in each case under this clause (ii) pursuant to an Acceptable Confidentiality Agreement; provided that contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished by the Company to Parent; provided, further, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), the Company gives Parent prompt written notice (and no later than within 24 hours) of the identity of such Person, the material terms (including any financing arrangements to the extent provided to the Company or its Representatives) of such Acquisition Proposal, if such Acquisition Proposal is in written form, the Company shall give Parent a copy thereof, and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person.

(d) Notwithstanding anything to the contrary set forth in this Section 5.2, prior to the Acceptance Time, the Company shall not terminate, amend, modify or waive any rights under, or release any Person (other than Parent and Acquisition Sub) from, any “standstill” or other similar agreement between the Company, on the one hand, and such Person, on the other, unless the Company Board and/or any authorized committee thereof determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties.

(e) In addition to the obligations of the Company set forth in Section 5.2(b), the Company shall (i) promptly (and in any event within 24 hours after the Company’s Knowledge of receipt by any director or executive officer of the Company) notify Parent if the Company receives (A) any Acquisition Proposal, (B) any request for information or request to engage in negotiations or discussions that would reasonably be expected to lead to an Acquisition Proposal, or (C) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, (ii) provide to Parent a copy of all written materials in connection with such Acquisition Proposal, inquiry or request, (iii) provide to Parent the terms and conditions of such Acquisition Proposal, request or inquiry (including any financing arrangements to the extent provided to the Company or its Representatives), and (iv) provide to Parent the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent reasonably informed of the status and material terms of any such Acquisition Proposal, request or inquiry (and in any event within 24 hours following any changes to such Acquisition Proposal, request or inquiry), including by providing copies of all materials received by the Company or its Representatives relating to such Acquisition Proposal, inquiry or request after written notice of such Acquisition Proposal, inquiry or request is delivered to Parent pursuant to this Section 5.2(e).

(f) The Company agrees that any violation of the restrictions set forth in this Section 5.2 by any of its Representatives shall be deemed to constitute a breach by the Company of this Section 5.2.

5.3 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Acquisition Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their respective businesses and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Reasonable Best Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and Acquisition Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to:

(i) cause the conditions to the Offer set forth in Section 1.1(b) to be satisfied and cause the conditions to the Merger set forth in Article VII to be satisfied;

(ii) obtain all necessary Consents from Governmental Authorities and make all necessary Filings with Governmental Authorities or any other Person, that are necessary to consummate the Offer and the Merger and the other transactions contemplated by this Agreement; and

(iii) obtain all necessary or appropriate Consents under any Material Contracts to which the Company is a party in connection with this Agreement and the consummation of the transactions contemplated in this Agreement so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Agreement, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the Consent of any Person under any Contract.

6.2 Regulatory Approvals.

(a) Filings Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall (x) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated in this Agreement as required by the HSR Act as soon as practicable after the date of this Agreement but in no event later than 10 Business Days following the execution and delivery of this Agreement. Each of Parent and the Company and their respective Affiliates shall (i) cooperate and coordinate with the other in the making of such Filings (including, to the extent permitted by applicable Law, providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Authority under any applicable Laws or Orders with respect to any such Filing, (ii) supply the other with any information that may be required in order to make such Filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or other Governmental Authorities, including of any other applicable jurisdiction in which any such Filing is made, under any other applicable Laws, and (iv) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, to obtain any required Consents under any other Laws applicable to the Offer and/or the Merger as promptly as reasonably practicable, and to avoid any impediment to the consummation of the Offer or the Merger under any applicable Laws or Orders, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other Governmental Authority or Person may assert under any applicable Laws or Orders with respect to the Offer and/or the Merger.

(b) Communication. Each of Parent and Acquisition Sub (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated in this Agreement, including any proceedings initiated by a private party. If any Party or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or any other applicable Laws with respect to which any such Filings have been made, then such Party shall use its reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Offer, the Merger or any other transactions contemplated in this Agreement, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other Party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Offer, the Merger or any other transactions contemplated in this Agreement, (iv) cooperate in the filing or submission of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer, the Merger or any other transactions contemplated in this Agreement, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Offer, the Merger or any other transactions contemplated in this Agreement, (vi) provide each other (or counsel of each Party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Offer, the Merger or any other transactions contemplated in this Agreement, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Sections 1.1(b)(ii) and 1.1(b)(iii)(A) and Article VII. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information. The Parties shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.2 in a manner so as to preserve the applicable privilege.

(c) Cooperation. Each of Parent, Acquisition Sub and the Company shall cooperate with one another to (i) promptly determine whether any Filings not contemplated by this Section 6.2 are required to be or should be made, and whether any other Consents not contemplated by this Section 6.2 are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated in this Agreement, and (ii) promptly make any Filings, furnish information required in connection therewith and seek to obtain timely any such Consents that the Parties determine are required to be or should be made or obtained in connection with the transactions contemplated in this Agreement.

(d) Defense. Each of Parent and Acquisition Sub shall offer to take (and if such offer is accepted, commit to take) all steps which it is capable of taking to avoid or eliminate impediments under any Law that may be asserted by the FTC, the DOJ or any other Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as reasonably practicable following the date of this Agreement and, in any event, prior to the Termination Date; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Section 6.2 or otherwise in this Agreement shall require Parent, Acquisition Sub or any of their Affiliates to (and the Company and its Affiliates shall not, without Parent’s prior written request) (i) defend, contest or resist through Legal Proceedings on the merits or in any other manner any claim, complaint or Legal Proceeding asserted in any court or by, before or with any other Governmental Authority by any Person, including appeals, (ii) propose, negotiate, offer to commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of assets or businesses of Parent or any of its Affiliates or the Company or its Subsidiaries, including effecting any internal corporate restructuring, or otherwise offer to take, offer to commit to take, take or commit to take any action that limits the freedom of action with respect to, or the ability to retain, any of the businesses, services or assets of Parent or any of its Affiliates or the Company or its Subsidiaries or (iii) propose, negotiate, offer to commit to or effect any other condition, commitment, action, non-action, restriction or limitation of any kind, in each case of (i), (ii) and (iii), in order to (x) avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or Legal Proceeding, which would otherwise have the effect of preventing or delaying the Closing beyond the Termination Date or (y) satisfy the conditions set forth in Sections 1.1(b)(ii) or 1.1(b)(iii)(A) or Article VII. At the request of Parent, the Company shall agree to take or commit to take any of the actions described in the foregoing sentence; provided that any such action shall be conditioned upon the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement.

6.3 Company Board Recommendation.

(a) Company Board Recommendation Change. Neither the Company Board nor any committee thereof shall (v) withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Acquisition Sub, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, (w) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders, (x) if a tender offer or exchange offer for shares of capital stock of the Company other than the Offer is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (within ten Business Days after commencement thereof) or fail to reaffirm the Company Board Recommendation within ten Business Days after Parent so requests in writing, provided, that taking no position or a neutral position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, (y) approve, endorse, recommend, adopt, or declare advisable or publicly approve, endorse, recommend, adopt or declare advisable an Acquisition Proposal (each of clauses (v), (w), (x) and (y), a “Company Board Recommendation Change”), or (z) cause or permit the Company to enter into any Alternative Acquisition Agreement; provided, however, that a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the Acceptance Time, the Company Board may effect a Company Board Recommendation Change if the Company Board and/or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary duties; provided, however, that in the event that:

(i) in response to the receipt of a Superior Proposal that has not been withdrawn, the Company Board may effect a Company Board Recommendation Change or terminate the Agreement to enter into an Alternative Acquisition Agreement if and only if: (A) the Company Board and/or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement would be inconsistent with its fiduciary duties; (B) the Company shall have notified Parent in writing at least four Business Days prior to effecting such Company Board Recommendation Change or termination of this Agreement which notice shall expressly state (1) that the Company has received a Superior Proposal, (2) the material terms and conditions of such Superior Proposal (including any financing arrangements to the extent provided to the Company and/or its Representatives), (3) the identity of the Person or group making such Superior Proposal, and (4) that the Company intends to terminate the Agreement or effect a Company Board Recommendation Change (a “Superior Proposal Notice”) (it being agreed that the delivery of a Superior Proposal Notice shall not in and of itself be deemed a Company Board Recommendation Change for purposes of this Agreement); (C) the Company shall have provided to Parent a copy of the form of any related agreements provided by such Person or group in connection with such Superior Proposal; (D) the Superior Proposal did not result from a breach of the Company or any of its Representatives of any of the provisions set forth in Section 5.2 or this Section 6.3; (E) the Company shall have made its Representatives available to discuss with Parent’s Representatives (if requested by Parent) any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by the Company to Parent of such Superior Proposal Notice and ending at 5:00 p.m. Pacific Time on the fourth Business Day following the day of such delivery so that the Acquisition Proposal that is the subject of the foregoing notice is no longer a Superior Proposal (it being understood and agreed that with respect to any material amendment to any Acquisition Proposal that is the subject of a previously delivered Superior Proposal Notice, the Company shall have promptly (but in any event within 24 hours of occurrence) given Parent another notice based on such Acquisition Proposal, as so amended (a “Proposal Amendment Notice”), and shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by the Company to Parent of such Proposal Amendment Notice and ending at 5:00 p.m. Pacific Time on the later to occur of the second Business Day following the day of such delivery and the end of the original four Business Day period described above (the “Decision Period”)); and (F) Parent shall have delivered to the Company during the Decision Period a written and binding offer to modify the terms of this Agreement (which is set forth in a definitive written amendment to this Agreement executed by Parent and Acquisition Sub and delivered to the Company), the Company Board and/or any authorized committee thereof shall have determined in good faith, after considering the terms of such offer by Parent, that the failure to make a Company Board Recommendation Change or to terminate this Agreement pursuant to Section 8.1(e) in light of such Superior Proposal giving rise to such Superior Proposal Notice (or Proposal Amendment Notice) would still be inconsistent with its fiduciary duties; provided, that in the event there is a Company Board Recommendation Change made in compliance with this Section 6.3(a) with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement pursuant to Section 8.1(e); or

(ii) there occurs an Intervening Event which is continuing, the Company Board may effect a Company Board Recommendation Change if and only if: (A) the Company Board and/or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that the failure to make a Company Board Recommendation Change in light of such Intervening Event would be inconsistent with its fiduciary duties; (B) the Company shall have notified Parent in writing at least four Business Days prior to effecting such Company Board Recommendation Change which notice shall (i) expressly state that an Intervening Event has occurred and is continuing, (ii) include a reasonable description of such Intervening Event, and (iii) state that the Company intends to effect a Company Board Recommendation Change (an “Intervening Event Notice”) (it being agreed that the delivery of the Intervening Event Notice shall not in and of itself be deemed a Company Board Recommendation Change for purposes of this Agreement); (C) the Company shall have made its Representatives available to discuss with Parent’s Representatives (if requested by Parent) any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by the Company to Parent of such Intervening Event Notice and ending at 5:00 p.m. Pacific Time on the fourth Business Day following the day of such delivery; and (D) if Parent shall have delivered to the Company during such five Business Day period a written and binding offer to modify the terms of this Agreement (which is set forth in a definitive written amendment to this Agreement executed by Parent and Acquisition Sub and delivered to the Company), the Company Board and/or any authorized committee thereof shall have determined in good faith, after considering the terms of such offer by Parent, that the failure to make a Company Board Recommendation Change in light of such Intervening Event would still be inconsistent with its fiduciary duties.

(iii) For the avoidance of doubt, notwithstanding anything in this Section 6.3(a) to the contrary, the Company Board may not effect a Company Board Recommendation Change or terminate this Agreement pursuant to Section 8.1(e) until the expiration or waiver of the applicable notice period set forth in clauses (i) and (ii) above, and unless and until the Company Board concludes in good faith, after considering any proposed offer to modify the terms of the Agreement from Parent (if any) and consultation with outside legal counsel, that the failure to effect a Company Board Recommendation Change or terminate this Agreement pursuant to Section 8.1(e) would still be inconsistent with its fiduciary duties under applicable Law.

(b) Permitted Disclosures. Nothing in this Agreement shall prohibit the Company Board and/or any authorized committee thereof from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company Stockholders that the Company Board and/or any authorized committee thereof determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties; provided that, in either such case, any such statement(s) or disclosures made by the Company Board and/or any authorized committee thereof will be subject to the terms and conditions of this Agreement, including the provisions of Article VIII, and shall not affect the Company’s and the Company Board’s duties under this Section 6.3 and neither the Company nor the Company Board and/or any authorized committee thereof may effect a Company Board Recommendation Change except in compliance with this Section 6.3.

6.4 Public Statements and Disclosure. Neither the Company, on the one hand, nor Parent and Acquisition Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant Party is subject or submits, wherever situated, in which case the Party required to make the release or announcement shall use its reasonable best efforts to allow the other Party or Parties reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 6.4 shall not apply to any release or announcement made or proposed to be made by the Company in compliance with Section 6.3(a) or with respect to an Acquisition Proposal or a Company Board Recommendation Change.

6.5 Anti-Takeover Laws. Neither Parent nor the Company shall take any action that would cause any “takeover” Law to become applicable to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement, and each of Parent and the Company shall (a) take all actions within their power to ensure that no “anti-takeover” Law is or becomes applicable to the Merger and the other transactions contemplated by this Agreement; and (b) if any “anti-takeover” Law is or becomes applicable to the Merger or the other transactions contemplated by this Agreement, take all action within their power to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Law on the Merger and the other transactions contemplated by this Agreement.

6.6 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent, its Subsidiaries, and their respective financial advisors, business consultants, legal counsel, accountants and other agents and representatives reasonable access during normal business hours, upon reasonable notice, to the properties, Permits, Contracts, books and records and personnel of the Company and furnish all other information concerning the Company and its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that, in the reasonable good faith judgment of the Company, (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, or (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information; and provided further, however, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 6.6 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Acquisition Sub hereunder. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its reasonable best efforts to obtain the consent of the applicable third party that is required in order to disclose the applicable information and otherwise communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or create a material risk of damage or destruction to any property or assets of the Company. Any access to the properties of the Company shall be subject to the terms and conditions of any applicable Lease and the Company’s reasonable security measures and insurance requirements and shall not include the right to perform Phase 1 or Phase 2 environmental assessments or other invasive testing without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent, its Subsidiaries, and their respective financial advisors, business consultants, legal counsel, accountants and other agents and representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.6. Nothing in this Section 6.6 or elsewhere in this Agreement shall be construed to require the Company, or any Representatives of the Company to prepare any reports, analyses, appraisals, opinions or other information that are not otherwise prepared in the ordinary course of business.

6.7 Section 16(b) Exemption. The Company will take all actions as may be required to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor and fulfill in all respects the obligations of the Company under any and all (i) indemnification agreements (A) listed in Section 3.12(xiii) of the Company Disclosure Letter between the Company and its current or former directors and officers and (B) between the Company and any person who becomes a director or officer of the Company prior to the Effective Time to the extent permitted pursuant to the terms of this Agreement (provided that any such indemnification agreement entered into with any person who becomes a director or officer of the Company following the date of this Agreement in accordance with the terms hereof shall be in substantially the same form as the indemnification agreements listed in Section 3.12(xiii) of the Company Disclosure Letter) (the “Indemnified Persons”) and (ii) the indemnification, expense advancement and exculpation provisions in any certificate of incorporate or bylaws or comparable organizational document of the Company in effect on the date of this Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company as of the date of this Agreement, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.8(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of, or pertains directly or indirectly to any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director or officer of the Company (regardless of whether such action or omission, or alleged action or omission) occurred prior to, at or after the Effective Time (including in connection with any of the transactions contemplated by this Agreement); provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.8(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) subject to the receipt of the undertaking referred to in the preceding sentence, the Surviving Corporation shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received, whether or not the Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent; provided that such consent is not unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary set forth in this Section 6.8(b) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including Parent) (A) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry, (B) shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) or (C) shall have any obligation hereunder to any Indemnified Person if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnification is prohibited by applicable Law, in which case the Indemnified Person shall promptly refund to Parent or the Surviving Corporation the amount of all such expenses theretofore advanced pursuant hereto.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are no less favorable than those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.8(c), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of 300 percent of the amount paid by the Company for coverage for its last full fiscal year (such 300 percent amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.8(c) of the Company Disclosure Letter); provided, however, that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.8(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) Successors and Assigns. If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(e) No Impairment; Third Person Beneficiary Rights. The obligations set forth in this Section 6.8 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.8(c) (and their heirs and representatives)) under this Section 6.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f) Joint and Several Obligations. The obligations and liability of Parent, the Surviving Corporation and their respective Subsidiaries under this Section 6.8 shall be joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

6.9 Employee Matters.

(a) 401(k) Termination. Unless Parent provides written notice to the Company that such plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (each, a “401(k) Plan”) shall not be terminated no later than three (3) Business Days prior to the Acceptance Time, the Company shall terminate any and all 401(k) Plans maintained by the Company or any ERISA Affiliates, in each case effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”). The Company shall provide Parent evidence that the 401(k) Plan(s) of the Company have been terminated pursuant to resolutions of the Company Board. If the 401(k) Plan(s) described in this section have been terminated as of the 401(k) Termination Date, Parent shall use its commercially reasonable efforts to permit Continuing Employees to roll over their account balances (but not loans) to a 401(k) Plan of Parent or an Affiliate.

(b) Existing Arrangements. From and after the Acceptance Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all Employee Plans in accordance with their terms as in effect immediately prior to the Acceptance Time, provided, however, that nothing in this sentence shall prohibit the Surviving Corporation or its Subsidiaries from amending or terminating, or from causing the Surviving Corporation or its Subsidiaries to amend or terminate, any such Employee Plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable Law.

(c) In-Cycle Bonuses. Parent shall, or shall cause the Surviving Corporation to, pay to each Continuing Employee otherwise eligible thereto, their target bonus for the calendar year in which the Effective Time occurs pursuant to the Company’s annual bonus plan (assuming 100% achievement of any performance objectives and 100% achievement with respect to any individual component for which no performance objectives were established), in the amounts set forth on Section 6.9(c) of the Company Disclosure Letter, which payments shall be paid to such Continuing Employees (i) at the same time as annual bonuses are paid to the employees of the Parent for the calendar year to which such annual bonuses relate. For the avoidance of doubt, this Section 6.9(c) shall not require Parent to provide, or to cause the Surviving Corporation to provide, any Continuing Employee with a payment under clause (ii) of this Section 6.9(c) if such payment would result in the Continuing Employee receiving a duplicate payment of his or her target bonus for the calendar year in which the Effective Time occurs where such Continuing Employee is entitled to the payment of such target bonus, or any portion thereof, as a result of such Continuing Employee’s involuntarily terminated under circumstances that entitle him or her to severance under any Employee Plan set forth on Section 3.16(i) of the Company Disclosure Letter. The payments described in this Section 6.9(c) shall represent the only annual bonus entitlement to which any Continuing Employee shall be eligible for the calendar year in which the Effective Time occurs, and neither Parent nor the Surviving Corporation shall be required to include the Continuing Employees in any annual bonus plan maintained by the Parent or Surviving Corporation for the remainder of such year.

(d) Employment; Benefits. During the period commencing at the Acceptance Time and ending one year following the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide compensation, benefits and severance benefits (other than equity-based benefits and, subject to Section 6.9(b), individual employment agreements) to each Continuing Employee that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance benefits (other than equity-based benefits and individual employment agreements) provided to similarly-situated employees of Parent and its Subsidiaries. In each case, base salary or hourly wage rates shall not be decreased from the levels set forth in the material made available to Parent pursuant to Section 3.17(a) during the period commencing at the Acceptance Time and ending one year following the Effective Time for any Continuing Employee employed during that period.

(e) New Plans. With respect to the employee benefit plans maintained by Parent and its Subsidiaries that are offered to the Continuing Employees after the Effective Time (including any Employee Plans) (the “New Plans”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and any predecessor employer prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation, sick time or paid time off accrual and severance pay entitlement) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar

Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, Parent shall use its reasonable best efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Employee Plan in which such Continuing Employee participates immediately before the Acceptance Time and/or immediately before the Effective Time; (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents; and (iii) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Employee Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals.

(f) No Third Person Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or their Subsidiaries to terminate, any Continuing Employee for any reason, or (ii) require Parent, the Surviving Corporation or any of their Subsidiaries to continue any Employee Plan or New Plan or prevent the amendment, modification or termination thereof after the Effective Time. No provision of this Agreement shall create any third party beneficiary rights in any employee of the Company, any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee of the Company or any of its Subsidiaries by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which any of them may maintain, or otherwise. No provision of this Agreement shall operate as an amendment to any benefit plan maintained by the Company or Parent or their respective Subsidiaries.

6.10 Rule 14d-10 Matters. Notwithstanding anything herein to the contrary, the Company shall not, from and after the date hereof and until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of the Company, unless prior to such entry into, establishment, amendment or modification, the Company Compensation Committee (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may reasonably be necessary to (a) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement; provided that nothing in this Section 6.10 shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

6.11 Obligations of Acquisition Sub. Parent shall take all action necessary to cause Acquisition Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated in this Agreement upon the terms and subject to the conditions set forth in this Agreement. Parent and Acquisition Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.12 Notification of Certain Matters.

(a) Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall give prompt notice to Parent and Acquisition Sub upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Parent and Acquisition Sub to consummate the transactions contemplated in this Agreement set forth in Sections 1.1(b)(iii)(B) and 1.1(b)(iii)(C) to fail to be satisfied at the then scheduled expiration of the Offer and of the occurrence of any Company Material Adverse Effect; provided that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement or the remedies available to the Parties or update any section of the Company Disclosure Letter; and provided further that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.12(a).

(b) Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Acquisition Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure of Parent or Acquisition Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (including the Offer and the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Acquisition Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the Parties or update any section of the Parent Disclosure Letter; and provided further that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 6.12(b).

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and Parent shall give prompt notice to the other of (i) any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, (ii) any written notice or other communication from any Governmental Authority in connection with the Offer, the Merger or the other transactions contemplated by this Agreement, and (iii) any Legal Proceeding commenced or, to the Knowledge of the Company or the knowledge of Parent, threatened against, relating to or involving or otherwise affecting the Company or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such Party’s representations or warranties, as the case may be, or that relate to the Offer, the Merger or the other transactions contemplated by this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of any Party set forth in this Agreement or the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement or the remedies available to the Parties hereunder or update any section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 6.12(c).

6.13 Certain Litigation. The Company shall promptly advise Parent of any litigation commenced after the date of this Agreement against the Company or any of its directors (in their capacity as such) by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated in this Agreement, and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to participate with the Company in the defense or settlement of any such stockholder litigation and shall consider Parent’s views with respect to such stockholder litigation. Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiation regarding settlement in connection with such Legal Proceedings without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned).

6.14 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Acquisition Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.15 Parent Vote at Acquisition Sub. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Acquisition Sub, will execute and deliver to Acquisition Sub (with a copy also sent to the Company) a written consent adopting this Agreement in accordance with the DGCL.

6.16 Exchange Delisting Matters. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE American to cause the delisting of the Company and of the Company Common Stock from the NYSE American as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

6.17 FIRPTA Certificate. At the Closing, the Company shall deliver to the Acquisition Sub or Parent a certificate and IRS notice that meet the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), dated as of the Closing Date and in form and substance reasonably acceptable to Parent.

6.18 Tax Returns. The Company shall prepare and timely file all Tax Returns in respect of the Company that are required to be filed (taking into account any extension) on or before the Closing Date. At least fifteen days prior to the due date for filing any such material income Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and comment. Parent shall provide any such comments no later than five days prior to the due date for such Tax Return. The Company shall not file such Tax Return without Parent’s consent, which shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Acquisition Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible hereunder and under applicable Law) at or prior to the Effective Time, of each of the following conditions:

(a) Purchase of Shares of Company Common Stock. Acquisition Sub shall have irrevocably accepted for payment all of the shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger or (ii) issued or granted any Order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the Offer or the Merger.

ARTICLE VIII

TERMINATION

8.1 Termination Prior to the Acceptance Time. This Agreement may be terminated and the Offer, the Merger and the other transactions contemplated in this Agreement may be abandoned at any time prior to the Acceptance Time:

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if the Acceptance Time shall not have occurred on or before 11:59 p.m. on February 10, 2021 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose action or failure to act has been the principal cause of or resulted in (A) any of the conditions to the Offer set forth in Section 1.1(b) or conditions to the Merger set forth in Article VII having failed to be satisfied and such action or failure to act constitutes a material breach of this Agreement or (B) the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Acquisition Sub having accepted for payment any shares of Company Common Stock tendered pursuant to the Offer and such action or failure to act constitutes a material breach of this Agreement;

(c) by the Company, in the event that (i) the Company is not then in material breach of this Agreement, (ii) Parent and/or Acquisition Sub shall have breached or otherwise violated any of their respective covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of Parent and Acquisition Sub set forth in this Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date, and (iii) such breach, violation or inaccuracy described in clause (ii) is not capable of being cured by the Termination Date or if curable through use of reasonable best efforts, is not cured by the earlier of (A) 20 Business Days following the Company’s delivery of written notice to Parent of such breach, violation or inaccuracy (or if less than 20 Business Days prior to the Termination Date, prior to the Termination Date), and (B) such time as Parent ceases to use reasonable best efforts to cure such breach, violation or inaccuracy;

(d) by Parent, in the event that (i) Parent and Acquisition Sub are not then in material breach of this Agreement, (ii) the Company shall have breached or otherwise violated any of its covenants, agreements or other obligations under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case such that the conditions to the Offer set forth in Section 1.1(b) are not capable of being satisfied by the Termination Date, and (iii) such breach, violation or inaccuracy described in clause (ii) is not capable of being cured by the Termination Date or if curable through use of reasonable best efforts, is not cured by the earlier of (A) 20 Business Days following Parent’s delivery of written notice to the Company of such breach, violation or inaccuracy (or if less than 20 Business Days prior to the Termination Date, prior to the Termination Date), and (B) such time as the Company ceases to use reasonable best efforts to cure such breach, violation or inaccuracy;

(e) by the Company, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided that (i) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Superior Proposal that did not result from a material breach of Section 5.2 and Section 6.3 and (ii) prior to or concurrent with such termination, the Company pays Parent the Company Termination Fee payable to Parent pursuant to Section 8.3(b)(ii);

(f) by Parent, in the event that (i) the Company Board or any authorized committee thereof shall have effected or resolved to effect a Company Board Recommendation Change, (ii) the Company shall have failed to include the Company Board Recommendation Change in the Schedule 14D-9, or (iii) a tender or exchange offer for Company Common Stock that constitutes an Acquisition Proposal is commenced by a Person unaffiliated with Parent and, within 10 Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14D-9 promulgated under the Exchange Act recommending that the Company Stockholders reject such Acquisition Proposal and not tender any shares of Company Common Stock into such tender or exchange offer; or

(g) by either Parent or the Company if any (i) Order issued by any court or other Governmental Authority of competent jurisdiction, or other legal or regulatory restraint or prohibition, permanently preventing, restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the Offer or the Merger and has become final and non-appealable; or (ii) Law is enacted, entered, enforced or deemed applicable to any of the Offer or the Merger that permanently prohibits, makes illegal or enjoins the consummation of any of the Offer or the Merger, except, in each case, that the right to terminate this Agreement pursuant to this Section 8.1(g) will not be available to any Party that has failed to perform any of its obligations under this Agreement and such failure constitutes a material breach of this Agreement.

8.2 Notice of Termination; Effect of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the mutual written agreement of Parent and the Company or the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any Party or Parties, as applicable (or any director, officer, employee, affiliate, agent or other representative of such Party or Parties) to the other Party or Parties, as applicable, except (a) for the terms of this Section 8.2, Section 8.3, Article IX and the definition of all defined terms appearing in such sections, each of which shall survive the termination of this Agreement and (b) nothing in this Agreement shall relieve any Party or Parties, as applicable, from any liability or damages resulting from any fraud or any willful and intentional breach of this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all remedies available at law or in equity. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated in this Agreement shall be paid by the Party incurring such fees and expenses whether or not the Offer and/or the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.8(d), Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees, in each case arising out of or in connection with entering into this Agreement and the consummation of the Offer or the Merger.

(b) Company Payments.

(i) In the event that: (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (provided that the Minimum Condition has not been satisfied at the time of such termination and the conditions to the Offer set forth in Section 1.1(b)(ii) and Section 1.1(b)(iii)(A) have been satisfied at the time of such termination) or by Parent pursuant to Section 8.1(d); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(b) or Section 8.1(d) a Competing Acquisition Transaction shall have been publicly announced or shall have become publicly disclosed; and (C) within 12 months following the termination of this Agreement pursuant to Section 8.1(b) or Section 8.1(d), the Company enters into a Contract with any third party with respect to any Competing Acquisition Transaction (which Competing Acquisition Transaction is subsequently consummated, whether during or following such 12-month period) or any Competing Acquisition Transaction is consummated, the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, prior to or contemporaneously with the consummation of such Competing Acquisition Transaction. For purposes of only subclause (C) of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references in this Agreement to “more than 20 percent” shall be deemed to be references to “a majority.”

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as a condition to the effectiveness of such termination.

(iii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as promptly as practicable (and in any event within two Business Days) after such termination by Parent.

(c) Single Payment Only; Liquidated Damages. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee, on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. The Parties acknowledge and agree that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement; (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation; (iii) in the event that Parent shall receive the Company Termination Fee, none of Parent, Acquisition Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Affiliates arising out of this Agreement (other than in the case of fraud by the Company in connection with the transaction contemplated by this Agreement or a willful and intentional breach of this Agreement by the Company) and (iv) without these agreements, the Parties would not enter into this Agreement. Therefore, the Company Termination Fee, if, as and when required to be paid pursuant to this Section 8.3 will not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate Parent receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger; provided, that payment of the Company Termination Fee shall not constitute liquidated damages in the case of fraud by the Company in connection with the transaction contemplated by this Agreement or a willful and intentional breach of this Agreement by the Company.

(d) Payments; Default. The Parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, then the Company will pay or cause to be paid to Parent the reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) of Parent and Acquisition Sub in connection with such Legal Proceeding, together with interest on such amount or portion thereof at an annual rate equal to the prime rate (as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made) plus five percent through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(e) Sole and Exclusive Remedy.

(i) [INTENTIONALLY OMITTED]

(ii) For Parent. If this Agreement is validly terminated pursuant to Section 8.1, Parent’s receipt of the Company Termination Fee, as applicable, to the extent owed pursuant to Section 8.3(b), and the amounts described in Section 8.3(d), and Parent’s right to specific performance pursuant to Section 9.11 will be the sole and exclusive remedies of Parent and Acquisition Sub against (A) the Company; and (B) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and each of their respective Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, the Offer and the Merger. Upon payment of the Company Termination Fee and any applicable amount described in Section 8.3(d), none of the Company Related Parties will have any further monetary liability or obligation to Parent or Acquisition Sub relating to or arising out of this Agreement, the Offer or the Merger (except that the Company (or its Affiliates) will remain obligated with respect to, and Parent and Acquisition Sub may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.2 and Section 8.3, as applicable); provided, that nothing in this Section 8.3(e) shall relieve the Company from any liabilities or damages resulting from any fraud or willful and intentional breach of this Agreement prior to or in connection with such termination.

(f) Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Parent, Acquisition Sub and the Company will each be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.11, except that, although Parent, in its sole discretion, may determine its choice of remedies under this Agreement, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.11, under no circumstances will Parent, directly or indirectly, be permitted or entitled to receive both specific performance of the type contemplated by Section 9.11 (other than a grant of specific performance ordering payment of the Company Termination Fee) and the Company Termination Fee.

ARTICLE IX

GENERAL PROVISIONS

9.1 Certain Interpretations.

(a) References to this Agreement. Unless the context of this Agreement otherwise requires, (i) when a reference is made in this Agreement to an Article, Section, Schedule, Annex or Exhibit that reference is to an Article, Section, Schedule, Annex or Exhibit to this Agreement, as applicable, and (ii) references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs.

(b) Hereof, Including, etc. When used in this Agreement, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation”; and (iii) the phrase “ordinary course of business” will be deemed to be followed by the words “consistent with past practice”.

(c) Neither, etc. Not Exclusive. Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) Extent. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) Dollars. When used in this Agreement, references to “$” or “Dollars” are references to United States dollars.

(f) Gender and Number. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. All terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or document.

(g) References to Persons. References to any Person include references to such Person’s successors and permitted assigns, and, in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(h) References to Subsidiaries. Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Writings. References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

(j) Legislation. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(k) Accounting Matters. Except as otherwise provided in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is related to the subject matter of such representation; (ii) such item is otherwise specifically set forth on the balance sheet or financial statements; or (iii) such item is specifically set forth on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(l) Headings. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

(m) Applicable Time. Unless otherwise indicated, all references to a specific time are to the then-applicable local time in San Diego, California.

(n) Calculation of Time Periods. Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (iv) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(o) Nature of Days and Months. Whenever this Agreement refers to a number of days, that number will refer to calendar days unless Business Days are specified. Any reference to a “month” means a calendar month.

(p) Representations Are Not Covenants. Nothing contained in Article III or Article IV may be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 3.29 and Section 4.12 to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(q) Joint Drafting. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, they waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(r) Summaries. No summary of this Agreement or any Exhibit, Schedule, Annex or other document delivered with this Agreement that is prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit, Schedule or document.

(s) Nature of Information Disclosed. It is understood and agreed that the (i) specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no Party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.

(t) No Reliance by Others on Representations. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.6 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of facts or circumstances as of the date of this Agreement or as of any other date.

(u) Made Available. The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to documents or other information means that such documents or information have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, by being (i) posted to the virtual data room managed by the Company in connection with the transactions contemplated by this Agreement no later than 11:59 p.m. on the date that is two Business Days prior to the date of this Agreement or (ii) filed with or furnished to the SEC and available on EDGAR.

9.2 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Acquisition Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

9.3 Notices

(a) Addresses for Notice. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered and received (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (iii) immediately upon delivery by hand, by facsimile (with a written or electronic confirmation of delivery) or (iv) on the date sent by email (except that notice given by email will not be effective unless either (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.3 or (B) the receiving Party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 9.3 (excluding “out of office” or other automated replies)), in each case to the intended recipient as set forth below:

(b) if to Parent or Acquisition Sub, to:

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

Attention: Charles S. Berkman

E-mail: cberkman@ligand.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

E-mail: matt.bush@lw.com and scott.shean@lw.com

Facsimile No.: (858) 523-5400

Attention: Matt Bush and R. Scott Shean

(c)	if to the Company, to:

Pfenex Inc.

Attention: Evert Schimmelpennink

E-mail: Eef.Schimmelpennink@Pfenex.Com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

Attention:    Dan Koeppen,

                    Zachary Myers and

                    Ethan Lutske

Facsimile No.: (858) 350-2399

E-mail:    dkoeppen@wsgr.com,

                zmyers@wsgr.com and

                elutske@wsgr.com

(d) Additional Procedures. Rejection or other refusal to accept, or the inability to deliver because of changed address or other details of which no notice is given, will be deemed to be receipt of any notice pursuant to this Section 9.3 as of the date of rejection, refusal or inability to deliver. Any notice received by the addressee on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or any of the other details specified in or pursuant to this Section 9.3 through a notice given in accordance with this Section 9.3, except that notice of any such change will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is three Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.3.

9.4 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations under this Agreement without the prior written approval of the other Parties, except that Parent or the Acquisition Sub may assign its rights and obligations under this Agreement, in whole or from time to time in part, to (a) one or more of its controlled affiliates at any time and (b) after the Effective Time, to any Person; provided that such assignment shall not (i) relieve Parent or the Acquisition Sub of its obligations hereunder or under the CVR Agreement or enlarge, alter or change any obligation of any other party hereto and (ii) impede or delay the consummation of the transactions contemplated in this Agreement or otherwise materially and adversely affect the rights of any security holder of the Company pursuant to this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any assignment in violation of this Section 9.4 shall be null and void.

9.5 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Acquisition Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)); provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under Delaware Law without such approval.

9.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth in this Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party in this Agreement or in any document delivered pursuant to this Agreement and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained in this Agreement. Any agreement on by a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.7 Confidentiality. Parent, Acquisition Sub and the Company acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms. Each of Parent, Acquisition Sub and their respective Representatives will hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Acquisition Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Acquisition Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were the counterparty thereto.

9.8 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to in this Agreement, including the Company Disclosure Letter and Parent Disclosure Letter, the Annexes hereto, the Support Agreements and the Confidentiality Agreement, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated.

9.9 No Third Party Beneficiaries. The Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.8, (b) from and after the Acceptance Time, the rights of holders of shares of the Company Common Stock and other Company Securities to receive the consideration pursuant to the Offer, as set forth in Article I, and (c) from and after the Effective Time, the rights of holders of shares of the Company Common Stock and other Company Securities to receive the consideration pursuant to the Merger, as set forth in Article II,

9.10 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.11 Remedies.

(a) Remedies Cumulative. Subject to Sections 8.3(b) through (c), and except as otherwise provided in this Agreement, any and all remedies in this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance.

(i) Irreparable Damage. The Parties agree that irreparable damage for which monetary damages or other legal remedies, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. The Parties acknowledge and agree that (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms of this Agreement; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Acquisition Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii) No Objections. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Acquisition Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iii) Other Relief. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.11(b), a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.11(b) are not available or otherwise are not granted and (y) nothing set forth in this Section 9.11(b) shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.11(b) prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.11(b) or anything set forth in this Section 9.11(b) restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available then or thereafter.

9.12 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.13 Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the transactions contemplated by this Agreement or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.3 or in such other manner as may be permitted by applicable Law, but nothing in this Section 9.13 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive jurisdiction of the Chosen Courts in the event any dispute or controversy arises out of or relating to this Agreement or the transactions contemplated in this Agreement or the negotiation of this Agreement, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (d) agrees that any Legal Proceedings arising in connection with or relating to this Agreement or the transactions contemplated in this Agreement or the negotiation of this Agreement shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any Legal Proceeding relating to or arising out of this Agreement or the transactions contemplated hereby or the negotiation hereof in any court other than the Chosen Courts. Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.14 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY

LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.

9.15 Company Disclosure Letter and Parent Disclosure Letter Matters.

(a) No Admission. The information set forth in this Agreement, in the Company Disclosure Letter and the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract, or (ii) that such information is material. Nothing in the Company Disclosure Letter or the Parent Disclosure Letter constitutes an admission against the Company’s or the Parent’s, as applicable, interest or represents the Company’s or the Parent’s, as applicable, legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality.

(b) Exceptions. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company or the Parent, as applicable, that are set forth in the corresponding Section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company or the Parent, as applicable, that are set forth in this Agreement, but, in the case of this clause (ii), only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.16 Counterparts. This Agreement and any amendments to this Agreement may be executed in one or more textually identical counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.17 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, (a) the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative; (b) each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect; and (c) nothing set forth in any provision in this Agreement will (except to the extent expressly stated) in any way be deemed to limit the scope, applicability or effect of any other provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

LIGAND PHARMACEUTICAL INCORPORATED

By:	/s/ Charles S. Berkman
Name:	Charles S. Berkman
Title:	Senior Vice President, General Counsel and Secretary

PELICAN ACQUISITION SUB, INC.

By:	/s/ Charles S. Berkman
Name:	Charles S. Berkman
Title:	Senior Vice President, General Counsel and Secretary

[AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

PFENEX INC.

By:	/s/ Evert B. S Schimmelpennink
Name:	Evert B. S Schimmelpennink
Title:	Chief Executive Officer & President

[AGREEMENT AND PLAN OF MERGER]

ANNEX A

CERTAIN DEFINED TERMS

“Acceptable Confidentiality Agreement” means an agreement that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, in either case, containing provisions that require any counterparty thereto (and any of its Representatives described therein) that receive material non-public information of or with respect to the Company to keep such information confidential and use the same for limited purposes contemplated in such agreement; provided that such confidentiality provisions are no less restrictive in the aggregate to such counterparty (and any of its Representatives named therein) than the terms of the Confidentiality Agreement. Notwithstanding the foregoing, an “Acceptable Confidentiality Agreement” shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations hereunder.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Acquisition Sub) relating to an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving:

(a) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from the Company and/or any other Person(s), of shares of Company Common Stock representing more than 20 percent of the total outstanding voting securities of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than 20 percent of the total outstanding voting securities of the Company after giving effect to the consummation of such tender or exchange offer;

(b) any direct or indirect sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), disposition, purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of more than 20 percent of the consolidated assets of the Company (measured by the fair market value thereof as of the date of such sale, transfer, lease, exchange, license, acquisition or disposition);

(c) any merger, consolidation, business combination, liquidation, dissolution or other similar transaction involving the Company pursuant to which any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than the Company Stockholders (as a group) immediately prior to the consummation of such transaction, would hold shares of Company Common Stock representing more than 20 percent of the voting power of the surviving entity after giving effect to the consummation of such transaction; or

(d) any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means: all laws, rules and regulations relating to bribery or corruption, including: (a) the U.S. Foreign Corrupt Practices Act of 1977; (b) the UK Bribery Act 2010; or (c) any other applicable anti-corruption or anti-bribery laws.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, including all antitrust, competition and merger control Laws, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of California or is a day on which banking institutions located in the State of California are authorized or required by Law or other governmental action to close.

“Chosen Courts” means the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction (but only in such event), the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then any Delaware state court).

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2019 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2019.

“Company Balance Sheet Date” means December 31, 2019.

“Company Board” means the Board of Directors of the Company.

“Company Business” means the business of the Company as conducted as of the date of this Agreement, including the research, development, sale, marketing and distribution of the Company Products.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Common Stock, par value $0.001 per share, of the Company.

“Company ESPP” means the Company’s 2014 Employee Stock Purchase Plan.

“Company Financial Advisor” means William Blair & Company, L.L.C.

“Company Intellectual Property” means Intellectual Property owned by the Company.

“Company Licensed Registered Intellectual Property” means Registered Intellectual Property exclusively licensed to the Company.

“Company Material Adverse Effect” means any change, event, occurrence, development, effect or circumstance (each a “Change,” and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that for purposes of clause (i) no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings in the United States or any other country or region in the world; (B) changes in exchange rates for the currencies of any countries and (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c) conditions (or changes in such conditions) in the industries in which the Company conducts business;

(d) regulatory, legislative, political, geopolitical conditions (or changes in such conditions and including the imposition or adjustment of tariffs) outbreak of hostilities or acts of war, sabotage, military actions or terrorism (including any escalation or general worsening of any such hostilities, acts of war, sabotage, military actions or terrorism) in the United States or any other country or region in the world; earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including COVID-19) and other force majeure events in the United States or any other country or region in the world;

(e) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards or applicable Law (or the enforcement or interpretation of any of the foregoing);

(f) the announcement of this Agreement or the pendency or consummation of the transactions contemplated in this Agreement, including (A) the identity of Parent, (B) the loss or departure of officers or other employees of the Company, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and (D) any impact thereof on the relationships, contractual or otherwise, of the Company with employees, suppliers, customers, distributors, partners, vendors, Governmental Authorities or other third Persons;

(g) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or to which an executive officer of Parent has approved, consented to or requested, or compliance with the express terms of, or the taking of any action required or contemplated by, the express terms of this Agreement, or the failure to take any action prohibited by the express terms of this Agreement;

(h) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); or

(i) any Legal Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, arising out of the Merger or in connection with any other transactions contemplated by this Agreement;

provided, that any Change referred to in the foregoing clauses (a) through (f), inclusive, occurring after the date of this Agreement, may be taken into account in determining whether there is, or would reasonably expected to be, a Company Material Adverse Effect to the extent any such Change described in clauses (a) through (f), inclusive, has a disproportionately adverse effect on the Company, in comparison to other companies that operate in the industries in which the Company operates.

“Company Options” means any options to purchase shares of Company Common Stock outstanding under any of the Company Stock Plans.

“Company Preferred Stock” means the Preferred Stock, par value $0.001 per share, of the Company.

“Company Products” means any pharmaceutical product that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or for which the Company has the right to receive payment.

“Company Registered Intellectual Property” means Registered Intellectual Property owned by the Company.

“Company Stock Plans” means the Company’s (i) 2009 Equity Incentive Plan, (ii) 2014 Equity Incentive Plan, as amended and restated, and (iii) 2016 Inducement Equity Incentive Plan.

“Company Stockholders” means holders of shares of Company Capital Stock, in their respective capacities as such.

“Confidentiality Agreement” means the confidentiality agreement entered into between Parent, Acquisition Sub and the Company made as of May 20, 2020.

“Company Termination Fee” means an amount in cash equal to $17.5 million.

“Continuing Employee” means each individual who is an employee of the Company immediately prior to the Effective Time and continues to be an employee of the Surviving Corporation on and immediately following the Effective Time.

“Contract” means any contract, subcontract, arrangement, commitment, obligation, understanding, note, bond, mortgage, indenture, lease, license, sublicense, franchise, sublease, instrument or other legally binding agreement, in each case, whether written or oral.

“Data Protection Laws” means the data protection and privacy laws of each country where the Company is established and those of each country where any Personal Information is collected, transmitted, secured, stored, shared or otherwise processed by or on behalf of the Company and that are applicable to the Company, including, as applicable, the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act 42 U.S.C. §§ 17921 et seq. (collectively, “HIPAA”) the General Data Protection Regulation 2016/680 of the European Parliament, and shall also mean the Massachusetts data protection law, 201 CMR 17.00, the California Consumer Privacy Act, and Section 5 of the (U.S.) Federal Trade Commission Act and any and all laws and regulations governing privacy, cybercrime, data protection or privacy, or unfair or deceptive trade practices with respect to privacy, data protection, or information security.

“Delaware Law” means the DGCL and any other applicable Law (including common law) of the State of Delaware.

“DOJ” means the United States Department of Justice.

“DOL” means the United States Department of Labor.

“Environmental Law” means any applicable Law relating to (i) Releases or threatened Releases of Hazardous Materials, (ii) manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials, or (iii) protection of human health and safety with respect to exposures of Hazardous Materials.

“Environmental Permits” means all permits, licenses, or registrations required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Authority” means any government, any governmental or regulatory entity or body, department, commission, board, agency, instrumentality, legislature, Taxing Authority, political subdivision, bureau, official and any self-regulatory organization (including NYSE American) and any court, tribunal, judicial body, arbitrator or arbitration panel, in each case whether federal, state, county, provincial, and whether local, foreign or multinational.

“Government Official” means: (i) any full- or part-time officer or employee of any government entity, whether elected or appointed; (ii) any person acting in an official capacity or exercising a public function for or on behalf of any government entity; or (iii) any political parties, political party officials, or candidates for political office.

“Hazardous Materials” means any chemical, substance or waste defined and regulated by a Governmental Authority as “hazardous,” “toxic,” “radioactive”, “pollutant”, “contaminant”, or words of similar meaning or effect under applicable Environmental Laws.

“Health Care Laws” means the Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the federal Physician Payment Sunshine Act (42 U.S.C. Section 1320a-7h), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the criminal healthcare fraud statutes set forth at 18 U.S.C. §§ 286, 287, 1347 and 1349, HIPAA (excluding those portions of HIPAA that are Data Protection Laws), the exclusion laws (42 U.S.C. § 1320a-7), the Controlled Substances Act (21 U.S.C. § 801 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs, each, as amended from time to time, the regulations promulgated pursuant to such laws, and any other comparable state, federal or foreign laws, provided that Health Care Laws do not include any Data Protection Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-The-Money Company Option” means a Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is equal to or less than the Cash Portion.

“Intellectual Property” means any or all of the following in any jurisdiction worldwide, whether under common or statutory law, rights arising out of, or associated therewith: (i) patents and utility models and applications therefor, including all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof (any “Patents”); (ii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations, related goodwill and applications therefor (any “Trademarks”) (iii) inventions (whether patentable or not), improvements, trade secrets, proprietary information, know how, and any rights in technology, invention disclosures, technical data and customer lists, and all documentation relating to any of the foregoing; (iv) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (v) domain names, uniform resource locators, other names and locators associated with the Internet, and applications or registrations therefor; (vi) industrial designs and any registrations and applications therefor; (vii) all rights in databases and data collections; (viii) all moral and economic rights of authors and inventors, however denominated; and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

“Intervening Event” means any Change (or consequence of such Change) that is material to the Company that (i) as of the date of this Agreement was not known or reasonably foreseeable by the Company Board and which becomes known to the Company Board prior to the Acceptance Time, and (ii) does not involve or relate to an Acquisition Proposal; provided that it is understood and agreed that a positive result of an ongoing clinical trial within the range of potential expected outcomes shall not constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“Knowledge” of the Company, with respect to any matter in question, means the actual knowledge, after reasonable inquiry of direct reports, of individuals listed on Schedule A.

“Law” means any and all applicable federal, state, local, municipal, foreign, multinational or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling, Order or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by law under the authority of any Governmental Authority.

“Legal Proceeding” means any civil, criminal or administrative actions, demands, countersuits, proceedings suits, claims, charges, arbitrations, oppositions, investigations, reexaminations, lawsuits, litigations or other proceedings brought by or pending before any Governmental Authority.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, right of way, easement, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Order” means any order, judgment, decision, decree, injunction, ruling, award, settlement, stipulation, or writ of any Governmental Authority of competent jurisdiction (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Out-Of-The-Money Company Option” means any Company Option other than an In-The-Money Company Option that is then outstanding and unexercised, whether or not vested.

“Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company in accordance with GAAP as adjusted in the ordinary course of business through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company in accordance with GAAP; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, in each case, incurred in the ordinary course of business; (iv) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (v) with respect to real property, recorded and unrecorded defects, imperfections or irregularities in title, easements, encumbrances, covenants and rights of way, and other similar restrictions, zoning, building and other similar codes or restrictions, and matters that would be disclosed by a survey of leased or owned real property, in each case, which do not and would not reasonably be expected to materially and adversely affect the use or operation of the real property subject thereto; (vi) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019; (vii) liens or encumbrances imposed on the underlying fee interest in leased real property which do not and would not reasonably be expected to materially and adversely affect the use or operation of the leased real property subject thereto; (viii) statutory, common law or contractual liens of landlords which do not and would not reasonably be expected to materially and adversely affect the use or operation of the real property subject thereto; and (ix) Liens described in Annex A of the Company Disclosure Letter.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Information” means any information that identifies or can be used to identify a natural person, including any information defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information,” or “nonpublic personal information” under applicable Data Protection Laws.

“Registered Intellectual Property” means all Intellectual Property that are the subject of an application, certificate, filing, or registration issued by, filed with, or recorded by, any Governmental Authority in any jurisdiction.

“Release” means the same meaning as under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601 (22).

“Representatives” means the controlled Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (including attorneys, accountants, investment bankers and financial advisors) of a Party.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” of any Person means (i) a corporation more than 50 percent of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; and (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership or the power to direct the policies, management and affairs thereof (including by contract).

“Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal for an Acquisition Transaction, which did not result from a material breach by the Company of Section 5.2(b), on terms that the Company Board (or a committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of consummation of such Acquisition Transaction, would be more favorable to the Company Stockholders (in their capacity as such) than the Offer and the Merger, taking into account (i) any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination, and (ii) those factors and matters deemed relevant in good faith by the Company Board (or any committee thereof), which factors may include: the (A) identity of the Person making the proposal; (B) likelihood of consummation in accordance with the terms of such Acquisition Proposal; and (C) legal, financial (including the financing terms, any breakup fees and expense reimbursement provisions), regulatory, timing and other aspects of such Acquisition Proposal, including the reasonable likelihood to receive all required governmental approvals on a timely basis. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20 percent” in the definition of “Acquisition Transaction” will be deemed to be references to “50 percent.”

“Tax” means any and all U.S. federal, state and local and non-U.S. net or gross receipts, income, branch profits, license, severance, stamp, premium, windfall profits, escheat, environmental, customs duties, capital stock, profits, social security, unemployment, disability, real property, personal property, sales, use and occupation, registration, alternative or add-on minimum, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property or estimated taxes or other tax or similar assessment or charge of any kind whatsoever, together with all interest, penalties and additions to tax or additional amount with respect thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Law, by Contract, or otherwise.

“Tax Return” means any report, election, return, document, declaration or other information filed or required to be filed with a Taxing Authority, including any schedule, notice, supplement, information returns, claim for refund or any document with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, election, return, document, declaration or other information, including, in each case, any amendment thereof.

“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

SCHEDULE A

KNOWLEDGE

1.	Evert Schimmelpennink

2.	Patrick Lucy

3.	Martin Brenner

4.	Shawn Scranton

SCHEDULE 2.6

OFFICERS

1.	John L. Higgins, Chief Executive Officer

2.	Matt S. Foehr, President and Chief Operating Officer

3.	Charles S. Berkman, Senior Vice President, General Counsel and Secretary

4.	Matthew Korenberg, Executive Vice President, Finance and Chief Financial Officer